


JUL 1 2 2010

2009 The Coast Distribution System, Inc. Annual Report

To Our Shareholders, Employees, Customers and Suppliers:

Though challenging, 2009 was a year of improvement for the Coast Distribution System. The difficult decisions we made during the past year resulted in better operating results as compared to 2008.

Significant economic challenges have impacted our core business. Despite that, we were able to maintain our position with our customers by providing a broad base of high quality, low-cost products, though at lower volumes given the continued softness in the purchase and usage of RVs and boats. The strength of our product offering enabled Coast to improve 2009 gross margin levels to 18.8 percent, up from 18.6 percent in the prior year, despite the lower revenues. In addition, the significant work we accomplished to reduce our operating costs enabled us to reduce SG&A expenses by more than $8 million as compared to 2008, and ultimately led to our return to profitability in 2009.

Year in Review

Industry associations for both RVs and boats reported the fourth consecutive year of declining sales and second consecutive year of significant declines in shipments. Quantifying these declines, for example, the Recreational Vehicle Industry Association (RVIA) reported RV shipments were down 30.1 percent in 2009, which followed a 32.9 percent year-over-year decline in 2008. Because of the continued recessionary pressures, unstable fuel prices, and constrained availability of consumer and business credit, independent RV dealerships – our primary customer – experienced another year of declines in unit sales and lot traffic, which negatively affected our sales.

As we sought to counteract the impact of the recession on our operations, we implemented a number of actions to reduce costs and improve operating efficiencies. Beginning in the second half of 2008 and continuing into the first half of 2009, we reduced staffing levels and implemented a 10 percent, across-the-board reduction in management compensation and employee wages. We replaced our costly annual trade show with a more efficient and effective online sales program, and restructured our sales teams to add inside sales focus to new and existing accounts. We also worked closely with our vendors and other business partners to secure discounts and other cost reductions, further enhancing our ability to offer products of high quality and low cost. The strength of our product offering – coupled with reductions in shipping and fuel costs, lower warehouse labor and distribution costs, and a change in product mix to a greater proportion of higher-margin products – enabled us to post a modest increase in gross margin even in the face of a 22 percent drop in revenues.

In 2009, we experienced the full-year impact of the combined actions we initiated in late 2008, generating a significant improvement in operating expenses. SG&A costs were reduced by $8 million, or 30.1 percent over the prior year. This decline was a driving force in the return to profitability at Coast in 2009. For the year ended Dec. 31, 2009, we reported net income of $99,000, or $0.02 per diluted share, compared with a net loss of $1.8 million, or $0.41 per diluted share for 2008. Net sales fell to $103.2 million in 2009 compared to $132.2 million in the prior year.

On the balance sheet, we made considerable progress in enhancing the efficient use of our assets and managing our capital structure. We reduced our overall working capital investment to $34.5 million, from $40.4 million in 2008, which was driven primarily by a $7.7 million reduction in inventory levels. This improvement in managing our assets enabled us to reduce our long-term debt by $7.4 million by year end.

Looking Ahead to 2010

We are expecting another challenging year in 2010, as the economic concerns and uncertainties felt among businesses and consumers have extended into the current year. Persistent high rates of unemployment, continued tightness in the availability of credit for businesses and consumers, and volatile consumer sentiment continue. Although the RVIA is forecasting a positive year in 2010, with wholesale shipments expected to rise 30 percent over the depressed levels of 2009, much of this growth may be driven by restocking of dealer inventories rather than increased purchases by consumers.

While the level of unit sales for 2010 is still uncertain, we are convinced that people are still using the RVs they own and enjoying the RV lifestyle more than ever. Recent reports indicate that some RV camps and resorts are seeing double-digit percentage jumps in occupancy, with particular strength among younger consumers with families. This new trend in usage bodes well for aftermarket product demand.

Overall, our primary strategic goals for 2010 are to capture additional market share and improve gross margins by continuing to focus on our high quality, low-cost products. This means an emphasis on further increasing our sales of higher-margin proprietary products that are sourced at the lowest cost factories able to meet our quality requirements. We will also closely monitor our operating expenses, particularly SG&A costs, as we continue working to improve our overall efficiency.

By pursuing these objectives, we believe we can achieve a modest improvement in our operating results in 2010 as compared to 2009, assuming that economic and market conditions in the United States and Canada stabilize and the overall availability of credit improves. Should conditions deteriorate, we will be prepared to implement additional actions to reduce costs and maintain our operations.

Looking beyond 2010, we're confident that we have positioned ourselves to gain considerable earnings leverage when the market does begin to recover.

We appreciate the continued, active involvement and considered guidance of our Board of Directors, as well as the dedication of our employees. We are also particularly grateful for the support of our shareholders, customers and suppliers in these difficult times. On behalf of the Coast Distribution System team, we thank you and look forward to reporting our 2010 results.

Jim Musbach
Chief Executive Officer

Thomas R. McGuire
Executive Chairman

United States Securities and Exchange Commission

Washington, D.C. 20549

FORM 10-K

(Mark One)

☒ Annual Report Pursuant To Section 13 or 15(D) Of The Securities Exchange Act Of 1934
For the fiscal year ended December 31, 2009

OR

☐ Transition Report Pursuant To Section 13 or 15(D) Of The Securities Exchange Act Of 1934 [NO FEE REQUIRED]
For the transition period from _____ to _____

Commission file number 1-9511

The Coast Distribution System, Inc.

(Exact name of Registrant as specified in its charter)

Delaware (State or other jurisdiction of incorporation or organization)	**94-2490990** (I.R.S. Employer Identification No.)
350 Woodview Avenue, Morgan Hill, California (Address of principal executive offices)	**95037** (Zip Code)

(408) 782-6686
(Registrant's telephone number, including area code)

Securities registered pursuant to Section 12(b) of the Act:

Common Stock, par value, $.001 per share	American Stock Exchange
Preferred Share Purchase Rights, $0.001 per share	American Stock Exchange
(Title of Class)	(Name of Each Exchange on Which Registered)

Securities registered pursuant to Section 12(g) of the Act: None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒.

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 of 15(d) of the Act. Yes ☐ No ☒.

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes ☐ No ☐.

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of Registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☒

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of "accelerated filer and large accelerated filer" in Rule 12b-2 of the Exchange Act. (Check one):
Large accelerated filer ☐ Accelerated filer ☐ Non-accelerated filer ☐ Smaller reporting company ☒

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☒.

The aggregate market value of the outstanding shares of Common Stock held by non-affiliates of Registrant as of June 30, 2009, the last day of the second quarter of fiscal 2009, which was determined on the basis of the closing price of Registrant's shares on that date, was approximately $8,862,000.

As of March 17, 2010, a total of 4,449,431 shares of Registrant's Common Stock were outstanding.

Table of Contents

The Coast Distribution System, Inc.
Annual Report on Form 10-K | For The Year Ended December 31, 2009

Forward Looking Statements

Statements contained in this Annual Report that are not historical facts or that discuss our expectations, beliefs or views regarding our future operations or future financial performance, or financial or other trends in our business or markets, constitute "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended (the "1933 Act") and Section 21E of the Securities Exchange Act of 1934, as amended (the "1934 Act"). Forward-looking statements can be identified by the fact that they do not relate strictly to historical or current facts. Often, they include the words such as "believe," "expect," "anticipate," "intend," "plan," "estimate," "project," or words of similar meaning, or future or conditional verbs such as "will," "would," "should," "could," or "may." The expectations, beliefs or views regarding our future financial condition or financial performance or trends in our business or markets that are set forth in the forward-looking statements contained in this Report are based on current information and are subject to a number of risks and uncertainties that could cause our financial condition or operating results in the future to differ, possibly significantly, from those expected at the current time. Those risks and uncertainties are described in Item 1A of Part I of this Report in the Section entitled "RISK FACTORS" and some of the factors and uncertainties that can affect our business, financial condition and results of operations also are set forth in Part II of this Report in the Section entitled "MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS". Readers of this Report are urged to read the cautionary statements contained in those Sections of this Report.

Due to these risks and uncertainties, readers are cautioned not to place undue reliance on forward-looking statements contained in this Report, which speak only as of the date of this Annual Report. We undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as may otherwise be required by applicable law or the rules of the American Stock Exchange.

Part I

Item 1. Business

References in this Annual Report to "Coast," "we," "us," or "our" or to the "Company" shall mean The Coast Distribution System, Inc and its subsidiaries taken as a whole.

Overview of Our Business

The Coast Distribution System, Inc. is, we believe, one of the largest wholesale suppliers of replacement parts, supplies and accessories for recreational vehicles ("RVs"), and boats in North America. We supply almost 12,000 products and serve more than 18,000 customers throughout the United States and Canada, from 13 regional distribution centers in the United States that are located in California, Texas, Oregon, Arizona, Colorado, Utah, Indiana, Pennsylvania, New York, Georgia, Florida and Wisconsin and 4 regional distribution centers in Canada located, respectively, in Montreal, Toronto, Calgary and Vancouver. Our customers are comprised primarily of RV and boat dealers and RV and boating parts supply stores and service centers ("Aftermarket Customers"), which resell the products they purchase from us, at retail, to consumers that own or use RVs or boats. Reference is made to Note G to our Consolidated Financial Statements, contained in Item 8 of this Report, for certain information regarding the respective operating results of the Company's operations in the United States and Canada.

We have introduced into the marketplace a number of products that have been designed specifically for us by independent product design firms or product manufacturers and are manufactured for us, generally on an exclusive basis, by a number of different independent manufacturers. We market these products (which are referred to in this Annual Report as either "proprietary products" or "Coast branded products") under our own brand-names in competition with or, in some cases that are complementary to, products from traditional suppliers of RV and boating parts, supplies and accessories. Due to differences in costs, we generally are able to realize higher margins on sales of proprietary products than we are able to realize on sales of competing products. For additional information regarding our proprietary products, see "Products — *Proprietary Products Strategy and Sales*" below. The Company was incorporated in California in June 1977, and reincorporated in Delaware in April 1998.

The RV and Boating Parts, Supplies and Accessories Aftermarkets

Many manufacturers of RV and boating replacement parts, supplies and accessories rely on independent distributors, such as the Company, to market and distribute their products or to augment their own product distribution operations. Distributors relieve manufacturers of a portion of the costs associated with distribution of their products while providing geographically dispersed selling, order processing and delivery capabilities. At the same time, distributors offer retailers access to a broad line of products and the convenience of rapid delivery of orders which reduces the amount of product inventories that retailers must carry and, therefore, their costs of operations.

The market for RV parts, supplies and accessories distributed by the Company is comprised of RV dealers and RV supply stores and service centers. The RV products that we sell include optional equipment and accessories, such as trailer hitches, air conditioning units, water heaters and other accessories, and replacement and repair parts and maintenance supplies. The market for the boating parts, supplies and accessories that we sell is comprised primarily of independent boat dealers that sell boats and boating parts, supplies and accessories at retail. Independent boat dealers primarily purchase replacement parts, boating supplies and smaller accessories from us.

Products

GENERAL. We carry a full line of almost 12,000 RV and boating parts, supplies and accessories which we purchase from more than 400 manufacturers. The RV products that we distribute include antennae, vents, electrical items, towing equipment and hitches, appliances such as air conditioners, refrigerators, ranges and generators, LP gas equipment, portable toilets and plumbing parts, hardware and tools, specialized recreational vehicle housewares, chemicals and supplies, and various accessories, such as ladders, jacks, fans, load stabilizers, outdoor furniture, mirrors and compressors. Boating and marine products that we distribute include boat covers, stainless steel hardware, depth sounders, anchors, life jackets and other marine safety equipment and fishing equipment that are designed primarily for use on trailer-towable boats.

PROPRIETARY PRODUCTS STRATEGY AND SALES. We have introduced into the RV and boating aftermarkets a growing number of proprietary products, which are products that are manufactured specifically for us, often on an exclusive basis, by a number of different independent manufacturers, based primarily, but not exclusively, in Asia. The proprietary products primarily include products that are needed or used by RV and boating customers on a regular or recurring basis, such as trailer hitches, plastic wastewater tanks, vent lids, stabilizing jacks and battery boxes. These products have been designed for us by independent professional product design firms or by the independent manufacturers that we have retained to manufacture the products for us. We market these proprietary products under our own brand-names in competition with brand name products from traditional suppliers, which usually sell their products to a number of different distributors and sometimes into other markets.

Generally, the costs to us of purchasing proprietary products are lower than the costs of purchasing competitive products from traditional suppliers based in the United States. As a result, our proprietary products strategy has enabled us, over the years, to offer our customers lower-priced products, without compromising quality, and at the same time has enabled us to increase our gross profit margins. We believe, moreover, that our Coast-branded proprietary products are gaining greater acceptance among users of RVs and boats. However, the costs of marketing our proprietary products generally are greater than for established brand-name products, which can offset some of the margin advantage we gain on sales of those products.

EXPANSION INTO NEW MARKETS. During the past several years we have begun to source from overseas manufacturers, and market and sell in the United States and Canada, products that have applications not only in the RV and boating markets, but also in other markets. We intend to continue our efforts to source additional products from independent manufacturers, primarily in Asia, that we can sell into multiple markets domestically, in order to increase our sales and gross margins and reduce our dependence on the RV and boating markets. It is too early to predict if this strategy will prove to be successful. Among other things, we have encountered stiff competition in those new markets from manufacturers and distributors of competing products. A number of those manufacturers and distributors are larger and have more marketing and capital resources than we do and are better known in those markets than we are. Additionally, we expect that it will be necessary for us to assume primary responsibility for marketing these foreign sourced products to consumers and, in some instances, for providing warranty service for such products, the costs of which could offset the margin advantage we enjoy on sales of these products.

Marketing and Sales

OUR CUSTOMERS. Our customers include primarily (i) RV dealers, which purchase optional equipment and accessories for new recreational vehicles and replacement and repair parts for their service departments, (ii) independent RV supply stores and service centers that purchase parts, supplies and accessories for resale to owners of RVs and for their service centers, and (iii) independent boat dealers that purchase small accessories for new boats and replacement parts and boating supplies for resale to boat owners and operators. We are not dependent on any single customer for any material portion of our business and no single customer accounted for more than 2% of our sales in 2009, 2008 or 2007.

We have begun to market and sell portable and standby generators and certain other foreign-sourced products, including some of our proprietary products, to other distributors, national and regional home improvement and home accessories chains, catalogue stores, hardware stores and agricultural equipment outlets, which operate within the outdoor power equipment market. However, to date, our sales to those customers have not been material in relation to our sales of such products to RV and boating Aftermarket Customers and there is no assurance that we will be successful in penetrating the outdoor power equipment market.

OUR CUSTOMER SERVICE CENTER AND COMPUTERIZED ORDER ENTRY AND WAREHOUSING SYSTEM. We have designed and implemented a computer-based order entry and warehousing system which enables our customers to transmit orders electronically to our central computers and also enables us, subject to product availability, to prepare and invoice most customer orders within 24 hours of receipt.

We also operate a national customer sales and service center through which our customers can obtain product information and place orders by telephone using our toll-free telephone numbers. Our customer sales and service center is staffed by sales personnel who are trained to promote the sale of our products and to handle customer service issues.

Orders transmitted by customers either electronically, or via telephone to the national customer sales and service center, are input into our computer system and then are electronically transmitted to the regional distribution center selected by the customer, where the products are picked, packed and shipped. At the time the order is received, the customer is informed, either by electronic confirmation or by the sales person handling the customer's call at the customer service center, that the order has been accepted and whether any items are not currently in stock.

Distribution

GENERAL. Our regional distribution and warehouse centers in North America carry an inventory of up to approximately 12,000 RV and boating parts, supplies and accessories, although the nature and number of products at each distribution and warehouse center does vary, based primarily on the historical product sales of each distribution center to customers in their respective geographic regions. We rely primarily on independent freight companies to ship our products to our customers.

We have implemented an inventory management and deployment system that we designed to improve our ability to fill customer orders from the distribution centers closest to the customer and, thereby, improve our responsiveness to the customer and at the same time reduce our costs of service. We track product sales from each of our distribution and warehouse centers and stock at each such center only the products which are in relatively high demand from customers in the region serviced by that distribution center. At the same time we offer our customers a program by which we ship products that are not available at the Company's distribution center closest to the customer from the next closest of the Company's distribution centers which stocks those products. This program reduces back-orders that could adversely affect service levels to our customers and, at the same time, reduces our costs because it eliminates the need to stock duplicative products at all of our warehouses.

Arrangements with Manufacturers

GENERAL. The products which we distribute are purchased from more than 400 different manufacturers. As is typical in the industry, in most instances we acquire those products on a purchase order basis and we have no long term supply contracts or guaranteed price or delivery agreements with manufacturers, including the manufacturers that produce proprietary products for us. As a result, short-term inventory shortages can occur. We sometimes choose to carry only a single manufacturer's products for certain of the brand-name product lines that we sell, although comparable products usually are available from multiple sources. In addition, we obtain each of our proprietary products from a single source manufacturer, although in many instances we own the tooling required for their manufacture.

Dependence on a single manufacturer for any product or line of related products, however, presents some risks, including the risk that we will be unable to readily obtain products from alternative suppliers in the event that a single source supplier encounters production problems or decides either to enter into an exclusive supply arrangement or alliance with a competing distributor or to vertically integrate its operations to include the distribution of its products. Termination of a single source supply relationship could adversely affect our sales and operating income, possibly to a significant extent. See "Risk Factors" in Item 1A of Part I of this Report.

Our increased purchases of foreign sourced products subjects us to foreign currency risks that could reduce the margin advantage we would be able to realize on the sales of those products to our customers in North America. See "RISK FACTORS — *Our financial performance can be adversely affected by currency fluctuations associated with our operations in Canada and our increased reliance on foreign product suppliers.*

During the year ended December 31, 2009, none of our suppliers accounted for more than 5% of our product purchases, except Airexcel, Inc., which manufacturers and supplies us with Coleman® brand RV air conditioners, and Thule Towing Systems (formerly Valley Industries), which supplied us with towing products. The dollar volume of our purchases of air conditions from Airexcel and our purchases of towing products from Thule Towing Systems ("Thule") accounted for 18% and 5%, respectively, of the total dollar volume of our product purchases in 2009. By comparison, product purchases from Airexcel accounted for 15% and 10% of the total dollar volume of our product purchases in 2008 and 2007, respectively, and product purchases from Thule accounted for 6% of the total dollar volume of our product purchases in each of 2008 and 2007. Purchases of portable and standby generators from Wuxi Kipor Power Co., Ltd. ("Kipor"), accounted for 6% of the total dollar volume of our product purchases in each of 2008 and 2007. No other product suppliers accounted for as much as 5% of our product purchases in 2008 or 2007.

During 2009, we reduced our purchases of generators from Kipor and have added an additional supplier of portable and standby generators, sales of which commenced in the first quarter of 2010. Additionally, we have arranged for a number of towing products of the types formerly supplied to us by Thule to be manufactured for us by a foreign source supplier. As a result, we expect our purchases of towing products from Thule to decline in 2010. We also have designed and arranged for the manufacture, by a foreign supplier, of and have begun selling a new line of hitch products and a new line of electric jacks, primarily for use on travel trailers. We believe that these products have offer advantages to consumers over competing hitch and electric jack products that are currently available in the market. Moreover, these new products will broaden the range of towing products that we are able to offer to our RV and boating customers and we believe will have applications in other markets, as well.

PRODUCT WARRANTIES AND PRODUCT LIABILITY INSURANCE. We generally do not independently warrant the products that we distribute and sell. Instead, product manufacturers generally warrant the products they sell to us and allow us to return defective products for credit or replacement, including those that have been returned to us by our customers. However, we share the costs of providing warranty services for standby and portable generators that we sell with the manufacturers of those products. The warranty period is 24 months following the sale of a generator to a retail customer. At December 31, 2009 and 2008, we had established reserves of $358,000 and $418,000, respectively, for potential warranty claims with respect to those products. However, there is no assurance that warranty claims in the future will not exceed these amounts. In the future, we may enter into similar warranty cost sharing arrangements with respect to other products that are manufactured for us in Asia.

We also maintain insurance to protect us against product liability claims relating to all of the products we distribute and sell. Additionally, we often are able to obtain indemnification agreements from our product suppliers to protect us against product liability claims that may arise out of the use of the products they manufacture and supply to us for resale.

Competition

We face significant competition. There are a number of national and regional distributors of RV and boating parts, supplies and accessories that compete with us. There also are mass merchandisers, web retailers, catalog houses and national and regional retail chains specializing in the sale of RV or boating parts, supplies and accessories that purchase such products directly from manufacturers. The mass merchandisers, web retailers, and national and regional chains compete directly with the RV and boating supply stores and service centers that purchase products from us. This competition affects both the volume of our sales and the prices we are able to charge our customers for those products. Additionally, there is no assurance that changes in supply relationships or new alliances within the RV or boating products industry will not occur that would further increase competition.

We compete on the basis of the quality, speed and reliability of our service, the breadth of our product lines and on price. We believe that we are highly competitive in each of those areas.

As discussed earlier in this Report, we sell portable generators and certain other products, not only in the RV and boating markets, but also in other markets, such as the outdoor power supply market, in which we have not previously sold products. We also intend to seek additional products that we can source from overseas suppliers for resale into other markets in the United States and Canada. We expect to encounter intensive competition from manufacturers and distributors of competing products in those other markets. Many of those companies are larger and have greater marketing and financial resources than we do and are better known than us in these markets. Therefore, there is no assurance that we will be successful in competing against those companies.

Seasonality

Sales of RV and boating parts, supplies and accessories are seasonal. Generally, we have significantly higher sales during the six-month period from March through August than we do during the remainder of the year when winter weather conditions result in reductions in the purchase and in the usage of RVs and boats and, therefore, also in the demand for our products, by consumers. Because a substantial portion of our expenses are fixed, operating income declines and we sometimes incurs losses and must rely more heavily on borrowings to fund our operations in the winter months when sales are lower.

Employees

At December 31, 2009, we had approximately 265 full-time employees, which include employees in Canada, as compared to 300 employees as of December 31, 2008. The workforce reduction during 2009 was implemented as part of a cost reduction program that we commenced in the third quarter of 2008 in response to the decline in our sales as a result of the economic recession and the credit crisis. See "MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS" in Item 7 of Part II of this Report.

During the peak summer months, we also employ part-time workers at our regional distribution and warehouse centers. None of our employees is represented by a labor union and we believe that relations with our employees are good.

Our Website

Our internet website address is www.coastdistribution.com. Our Annual Report to Stockholders and all of our SEC filings are available on our website, without charge. Copies of these filings also are available as soon as reasonably practicable after we have filed or furnished these documents to the SEC at its website, which is www.sec.gov.

Item 1A. Risk Factors

Statements contained in this Annual Report that are not historical facts or that discuss our expectations, beliefs or views regarding our future operations or future financial performance or future financial condition or trends in our business or markets constitute "forward-looking statements." Forward-looking statements contain estimates or predictions about our future financial performance or future financial condition, or are statements about our views regarding financial or market trends that may affect our future results of operations. Such statements are based on current information available to us and our business is subject to a number of risks, market conditions and uncertainties that could cause our actual operating results or our financial performance or financial condition in future periods to differ, possibly significantly, from our current expectations and the estimates that are set forth in the forward looking statements contained in this Annual Report. Those risks and uncertainties include, although they are not limited to, the following:

Our Business and Financial Performance are Affected By Economic Conditions That Affect Consumers

Our sales are affected directly by the level of purchases and the usage by consumers of RVs and boats which, in turn, is dependent on the ability and willingness of consumers to spend money to make purchases of and to use their RVs and boats. As a result, our sales are affected primarily by (i) the discretionary income that consumers have to spend, (ii) their confidence about economic conditions which determines their willingness to spend their discretionary income, (iii) the availability of and the interest rates payable on borrowings, including credit card debt, on which consumers generally rely to finance their purchases of and the costs of using RVs and boats, and (iv) the availability and prices of gasoline, which affect the ability and cost of operating and using their RVs and boats. As a result, our sales and earnings in the past have been, and our future sales and earnings can be, adversely affected by the following conditions:

- Economic downturns and recessions and rising unemployment, which result in declines in discretionary income of and a loss of confidence among consumers about economic conditions and their own economic well-being and security, which cause them to reduce their purchases and usage of RVs and boats;
- A tightening in the availability and increases in the costs of borrowings and consumer credit on which consumers rely to supplement their own funds when purchasing new and used RVs and boats and paying to maintain and purchase supplies and accessories for their RVs and boats; and
- Increases in the prices and shortages in the supply of gasoline, which increase the costs and sometimes even the ability and, therefore, the willingness of consumers to purchase and use RVs and boats.

Our results of operations in 2009 and 2008 illustrate the impact that adverse economic and market conditions can have on our business and financial performance. The current economic recession, which is reported to have begun in late 2007, became quite severe during the second half of 2008 and continued during 2009 and has had wide-ranging consequences for the economy as a whole and has created serious and unprecedented difficulties for the RV and boating industries in particular. The recession began with dramatic declines in home prices and increases in mortgage loan delinquencies and home foreclosures that, in turn, led banks and other lending institutions to significantly curtail the availability of credit to both businesses and consumers. Those conditions resulted in a considerable decline in economic activity throughout the country and sharp and rapid drops in the prices of stocks and bonds, which led to rapid increases in unemployment and significant declines in the retirement savings of consumers that significantly reduced their discretionary income and caused them to lose confidence in the economy and in their own economic security. As a result, consumers significantly curtailed their purchases and usage of RVs and boats which, in turn, significantly reduced their need for and their purchases of the products we sell.

Due to these conditions and circumstances, our sales declined by 22% during the fiscal year ended December 31, 2009, after declining by 19.5% in 2008. See "MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS" in Part II of this Report. These conditions also adversely impacted other companies in the RV and boating markets and led to the bankruptcies of well-known RV manufacturers, such as Fleetwood Enterprises and Monaco Coach, and the sale by Coachmen Industries of its RV manufacturing business, during the first quarter of 2009 and significant declines in sales of other RV and boating products companies such as Winnebago and West Marine.

There still are considerable uncertainties with respect to the ultimate duration and severity of the current economic recession and credit crisis. As a result, we expect that consumers will continue to be reluctant to increase their spending generally or their purchases and usage of RVs and boats, in particular, at least during the first half of 2010. Consequently, we have focused our efforts on gaining market share, increasing our profit margins and reducing our costs in order to offset the effects that these economic and market conditions could have on our results of operations during 2010. However, due those uncertainties, it is not possible to predict, with any degree of accuracy, whether or not these programs will enable us to achieve improvements in our operating results in 2010, as compared to 2009 and we could incur losses in 2010. For a more detailed discussion of how these economic conditions affected our results of operation and financial condition in 2009, see "MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS" below, in Part II of this Report.

The Current Economic Recession and Credit Crisis Could Have Longer Term Adverse Consequences for Our Business and Future Financial Performance

The current economic recession and credit crisis have led to the closure or bankruptcies of many RV and boating dealers and a number of well-known RV manufacturers which could significantly reduce the size of the RV and boating markets and the number of our Aftermarket Customers and, therefore, adversely affect our business, sales, gross profit margins and future financial performance. In addition, the spending habits of consumers who purchase and use RVs and boats may change as a result of the current economic recession and credit crisis, because consumers may choose, even after the economy recovers, to reduce their spending and use of consumer credit, which could result in a decline in their purchases and usage of RVs and boats and, therefore, in their need for and purchases of the products we sell. Also, owners of RVs and boats may increasingly choose to purchase RV and boating parts, supplies and accessories from lower cost sellers, such as mass merchandisers and web-based retailers, instead of from independent dealers, supply stores and service centers that comprise our Aftermarket customers that purchase products from us, which could adversely affect our market share, pricing, and sales revenues and, as a result, our future financial performance.

Our Business is Seasonal and Our Financial Performance Can Be Adversely Affected by Unusual Weather Conditions

Our business is seasonal, because consumers generally increase their purchases and usage of RVs and boats and, therefore, increase their purchases of the products we sell, primarily in the spring and summer months, which coincide with our second and third fiscal quarters; whereas, such purchases and usage declines in the late fall and in the winter months, which coincide with the fourth and first quarters of our fiscal year. As a result, as a general rule our sales are higher and our financial performance is better in our second and third fiscal quarters than in our fourth and first fiscal quarters, during which we often incur losses.

However, the occurrence of unusually severe or extended winter weather conditions can adversely affect our operating results in our second and third fiscal quarters, and can lead to more severe swings in our sales and financial performance, because such conditions can have the effect of reducing the usage of RV and boats for periods extending beyond the ordinary winter months or to regions that ordinarily encounter milder winter weather conditions. Additionally, extended periods of unusually severe weather conditions sometimes also occur during the winter months, which can cause year-over-year declines in our sales in the first or fourth quarters of the year.

We Rely Heavily on Bank Borrowings in the Operation of Our Business, Which Makes Us More Vulnerable to Adverse Changes in Economic Conditions

We rely heavily on bank borrowings to fund our working capital requirements and capital expenditures. Our outstanding borrowings create additional risks for our business. Among other things, we may find it more difficult to obtain additional financing to fund expansion or take advantage of other business opportunities, and we use a substantial portion of our cash flow from operations to pay the principal of and interest on our debt. Our existing debt also makes us more vulnerable to general economic downturns and competitive pressures, which could cause us to fail to meet financial covenants in our bank loan agreement.

Risks of Our Reliance on Sole Sources of Supply for Certain of Our Products

We sometimes choose to carry only a single manufacturer's products for certain of the third party brand-name product lines that we sell. In addition, we obtain each of our proprietary products from a single source manufacturer, although in many instances we own the tooling required for their manufacture. Dependence on a single manufacturer for any product or line of related products, however, presents some risks, including the risk that we will be unable to readily obtain alternative product supply sources in the event that a single source supplier (i) encounters quality or other manufacturing problems, or (ii) decides to enter into an exclusive supply arrangement or alliance with a competing distributor, or to vertically integrate its operations to include not only manufacturing, but also distribution, of its products. If any of our single source suppliers were to encounter any manufacturing problems or disruptions or terminate our supply relationship, our sales and earnings could decline, possibly to a significant extent.

Our Financial Results Can Be and Sometimes Have Been Adversely Affected by Changes in Supply Relationships in Our Markets

As is the customary practice in our markets, in most instances we do not have long term supply contracts with our product suppliers. As a result, product suppliers are free to change the terms on which they sell us products or to discontinue supplying us with products altogether, because they may choose to distribute their products directly to aftermarket dealers or retailers or because they might choose to establish exclusive supply relationships with other distributors. Additionally, manufacturers of new RVs and boats may choose to incorporate optional equipment on their RVs and boats at the time of manufacture that, historically, were provided to their dealers by distributors such as the Company. Any of these occurrences could result in increased competition in our markets or could reduce the number of products we are able to offer our customers, which could cause our sales to decline and could result in lower margins and in reduced earnings.

Our Financial Performance is Subject to Risks Arising Out of Our Proprietary Products Strategy

In order to increase our sales and reduce our costs of sales and, thereby increase our profitability, we have introduced into the RV and boating markets a growing number of proprietary products, which are manufactured specifically for us, generally on an exclusive basis, by a number of different manufacturers, primarily based in Asia. More recently, we have begun sourcing and purchasing, from overseas suppliers, and marketing and selling a number of new products, such as portable and standby generators, into new markets. While we are gaining experience in marketing and selling such products, there is no assurance that these products will gain acceptance among customers in those markets. We also have encountered stiff competition from companies that manufacture or sell competing products in those same markets. Many of those companies are larger, more established and better known and have greater financial and marketing resources than we have. Also, we have greater responsibilities in marketing and providing warranty protection and service for these products, as compared to the products we source from traditional suppliers for resale in the RV or boating markets. There is no assurance that we will be successful in marketing and selling these products, and the costs we incur in doing so may reduce our earnings or possibly even cause us to incur losses and we could encounter liabilities for possible warranty claims related to the proprietary products we sell.

Our Financial Performance and Cash Flows Can Be Adversely Affected by Currency Fluctuations Associated with Our Operations in Canada and Our Increased Reliance on Foreign Product Suppliers.

CURRENCY RISKS ASSOCIATED WITH OUR CANADIAN OPERATIONS. Our wholly-owned Canadian subsidiary accounts for approximately 24% of our annual net sales. That subsidiary purchases a substantial portion of the products it sells from manufacturers in the United States and pays for those products in U.S. dollars, but sells those products to its customers in Canadian dollars. In the event the Canadian dollar weakens in relation to the U.S. dollar, the costs of those products to our Canadian subsidiary would increase, thereby reducing its gross margin, unless it is able to pass the higher costs on to its customers by raising its prices without adversely affecting its sales volume. If our Canadian subsidiary is unable to pass the higher costs on to its customers, our gross profits, operating income and cash flows would decline during any periods when there are declines in the value of the Canadian dollar in relation to the U.S. dollar.

CURRENCY AND OTHER RISKS ASSOCIATED WITH OUR PURCHASES OF FOREIGN SOURCED PRODUCTS. As we increase our reliance on foreign suppliers, we may become increasingly vulnerable to the effects of political instability and adverse economic conditions in the countries in which those suppliers are located. Additionally, purchases of products in foreign countries create currency risks for us. In those instances when we pay for foreign sourced products in U.S. dollars, a weakening U.S. dollar may lead foreign suppliers to increase the prices they charge us for their products in order to mitigate their currency exchange risks. In those countries where we buy products in the local currency, to the extent it becomes necessary for us to convert U.S. dollars into the local currency in order to pay for those products, a weakening dollar would make the local currency more expensive for us, thereby increasing the costs to us of purchasing those products. As a result, a weakening U.S. dollar will have the effect of reducing the margin advantage that we could otherwise realize on resales of foreign sourced products in North America, unless we are able to pass along the higher costs to our customers without adversely affecting our sales volume. If we are unable to pass such higher costs on to our customers, our gross profits and operating income and our cash flows would decline.

When appropriate, we may attempt to limit our exposure to exchange rate changes by entering into currency exchange contracts. There is no assurance that we will hedge or will be able to hedge such foreign currency exchange risk or that our hedges will be successful. Our currency exchange gains or losses (net of hedges) may materially and adversely impact our cash flows and earnings.

We Are Subject to Product Liability Risks

Although we do not manufacture any of the products we sell, it is not uncommon for us to be named as an additional defendant in product liability lawsuits brought against the manufacturers of the products we sell. To protect ourselves from liability, we have been able in many instances to obtain indemnification agreements from these manufacturers or to be named as additional insureds under their product liability insurance policies. Nevertheless, we also maintain our own product liability insurance. We also conduct quality control testing, at our own product testing laboratories in the United States, of proprietary products that we import from Asia. However, although we have never incurred any material product liabilities in excess of the insurance coverages that we have obtained under policies of insurance maintained either by product manufacturers or by us, there is no assurance that we will not incur, in the future, product liabilities in amounts that materially exceed the insurance coverage and indemnification protections that we have and which, as a result, could adversely affect our results of operations or financial condition. Moreover, the risks of incurring liabilities for product defects has increased as a result of our proprietary products strategy, because many of the suppliers of those products are located overseas, making us a more attractive target for product liability claims.

Risks of Patent Infringement Claims

We design, or have independent product design firms or manufacturers, design and engineer, a number of the proprietary products and other foreign sourced products that we introduce into the marketplace. From time to time manufacturers of competing products have threatened and on occasion suits have been brought against us claiming that some of our proprietary or foreign sourced products infringe their patents. We retain a patent law firm to review all new products that we plan to introduce into the market for potential patent infringements and that firm works in concert with our product design engineers and independent design firms or manufacturers to ensure that our products do not infringe on patents or other proprietary rights held by competitors. To date we have not incurred any material liability as a result of any patent infringement claims that have been threatened or asserted against us. However, there can be no assurance that we will not incur liability for patent infringement in the future. Additionally, the filing of a patent infringement suit may require us to halt sales or to redesign newly introduced products to avoid patent infringement liability, which could reduce our sales and increase our costs and, thereby, adversely affect our results of operations.

We Face Substantial Competition That Could Lead to Declines in Net Sales or Reductions in Our Gross Profits

We face significant competition in each of our markets which can adversely affect our sales, profit margins and operating results.

In our RV and boating products markets we face competition not only from other wholesale distributors, but also from mass merchandisers, web retailers, catalog houses and national and regional retail chains that sell RV or boating parts, supplies and accessories and, due to their size and financial resources, are able to purchase such products directly from manufacturers at prices comparable to the prices at which we are able to purchase such products from those same or competing manufacturers. The mass merchandisers, web retailers, and national and regional chains compete directly with the RV and boating dealers, supply stores and service centers that purchase products from us and, therefore, their pricing decisions and the breadth of the products they sell can affect both the volume of our sales and the prices we are able to charge our customers for the same or competing products. Moreover, price competition, particularly from such mass merchandisers and national chains, has been increasing as they seek to maintain and increase their market shares in the current difficult economy. As a result, in order to remain competitive it could become necessary for us to reduce our prices, including the prices at which we sell our proprietary and brand name products, in which event we could lose the price and margin advantages that we have gained from the sale of those products. On the other hand, if we match our competitors' price reductions, our gross profits and gross margin could be adversely affected. Additionally, we face stiff competition in the sale of portable and standby power generators and other products in the outdoor power equipment market from manufacturers and suppliers of competing products, some of which are larger, have greater marketing and capital resources and are better-known in that market, which could force us to reduce our prices for or prevent us from increasing our sales of those products and could cause us to incur losses as a result of our efforts to sell products in markets other than the RV and boating markets.

Risk That Our Deferred Tax Asset May Not Be Fully Realized

We have recorded, on our balance sheet, a "deferred tax asset" which consists of tax credit and tax loss carryforwards and tax deductions ("tax benefits") that are available to reduce income taxes that we would otherwise have to pay on our taxable income that we generate in future periods. Under applicable federal and state income tax laws and regulations, such tax benefits will expire at various dates in the future if not used to offset taxes on taxable income by such dates. Accordingly, our ability to fully use this deferred tax asset to reduce our tax liabilities in the future depends on the amount of taxable income that we are able to generate prior to such expiration dates. If we determine that it is no longer more likely than not that we will be able to fully utilize the deferred tax asset, we would be required to establish a non-cash valuation allowance to reduce the recorded amount of the deferred tax asset to the amount of the tax benefits we believe we will be able to use prior to their expiration dates. Such an allowance is established by an operating charge which will have the effect of increasing our provision for income taxes or reducing any income tax benefit in the fiscal period in which that allowance is established. At December 31, 2009, we had a valuation allowance in the amount of nearly $1.2 million which has reduced the carrying value of our deferred tax asset to $2.8 million. There is no assurance, however, that we will be able to fully utilize this deferred tax asset as that will depend on our future operating results.

Moreover, if we are not able to generate taxable income in the future that will enable us to fully utilize this deferred tax asset, it could become necessary for us to increase the valuation allowance in future periods, which would have the effect of increasing our income tax provision or reducing any income tax benefit that we would record in our statements of operations.

Other Risks and Uncertainties

Additional risks and uncertainties that could affect our future financial performance or future financial condition are discussed below in Part II of this Report in the section entitled "MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS" and you are urged to read that section as well.

Due to these and other possible uncertainties and risks, readers are cautioned not to place undue reliance on forward-looking statements contained in this Report, which speak only as of the date of this Annual Report. We also disclaim any obligation to update forward-looking information contained in this Report, whether as a result of new information, future events or otherwise, except as may otherwise be required by applicable law or the rules of the American Stock Exchange.

Item 1B. Unresolved Staff Comments

None

Item 2. Properties

We operate 13 regional distribution centers in 12 states in the United States and 4 regional distribution centers, each located in a different Province in Canada. All of these facilities are leased under triple net leases which require us to pay, in addition to rent, real property taxes, insurance and maintenance costs. The following table sets forth certain information regarding those facilities.

Locations	Square Footage	Lease Expiration Dates
UNITED STATES:		
Wilsonville, Oregon	57,000	December 31, 2011
Visalia, California	230,300	December 31, 2016
Fort Worth, Texas	58,700	October 31, 2011
San Antonio, Texas	27,300	October 31, 2013
Denver, Colorado	50,000	January 31, 2011
Elkhart, Indiana	109,700	January 31, 2017
Lancaster, Pennsylvania	54,900	December 31, 2011
Atlanta, Georgia	65,800	August 31, 2014
Tampa, Florida	38,000	June 30, 2013
Gilbert, Arizona	34,700	March 31, 2012
Salt Lake City, Utah	30,400	October 31, 2013
Johnstown, New York	52,500	November 30, 2012
Eau Claire, Wisconsin	36,000	January 31, 2012
CANADA:		
St. Bruno, Quebec	59,600	January 31, 2021
Orillia, Ontario	36,500	November 30, 2011
Calgary, Alberta	41,200	January 31, 2016
Langley, British Columbia	22,800	May 31, 2011

Our executive offices are located in Morgan Hill, California, a suburb of San Jose, where we lease 26,000 square feet of office space. Our address at that location is 350 Woodview Avenue, Morgan Hill, California 95037, where our telephone number is (408) 782-6686.

We lease 18,100 square feet of space in Elkhart, Indiana where we maintain a product testing facility. We also lease 2,000 square feet of office space in Seattle, Washington where we maintain a sales office.

Item 3. Legal Proceedings

From time to time we are named as a defendant, sometimes along with product manufacturers and others, in product liability and personal injury litigation. We believe that this type of litigation is incidental to our operations, and since we have insurance, and in many instances also indemnities from the manufacturers from which we obtain our products. On two occasions, we were named as a defendant in patent infringement litigation brought against manufacturers of certain of our proprietary products. To date we have not incurred any material liabilities in any product liability, personal injury or patent litigation and there is no legal action presently pending against us that we believe is likely to have a material adverse effect on our financial condition or results of operations.

Executive Officers Of Registrant

Name	Age	Positions with Company
Thomas R. McGuire	66	Executive Chairman and Chairman of the Board of Directors
James Musbach	59	President, Chief Executive Officer and a Director
Sandra A. Knell	52	Executive Vice President, Chief Financial Officer and Secretary
David A. Berger	55	Executive Vice President — Operations
Dennis A. Castagnola	62	Executive Vice President — Proprietary Products

Set forth below is certain information regarding the Company's executive officers.

Thomas R. Mcguire. Mr. McGuire is a founder of the Company and has been its Chairman of the Board since the Company's inception in 1977. Mr. McGuire also served as the Company's Chief Executive Officer from 1997 until April 2008, when he relinquished that position upon Mr. Musbach's promotion to Chief Executive Officer. Mr. McGuire retains the position of Executive Chairman of the Company and continues as Chairman of the Board of Directors.

James Musbach. Mr. Musbach, who had served as President of Coast from 1994 to 1995, rejoined the Company in September 2006 as its President and Chief Operating Officer. Mr. Musbach was promoted to the position of Chief Executive Officer of the Company effective April 7, 2008. Between 1995 and his return to Coast, Mr. Musbach held various management positions with Raytek Corporation, a manufacturer of infrared non-contact temperature measurement tools, sensors and systems, most recently serving as an Executive Vice President of Raytek and the General Manager of Raytek's Portable Products Division.

Sandra A. Knell. Mrs. Knell has been the Company's Executive Vice President, Chief Financial Officer and Secretary since August 1985. From 1984 until she joined the Company, Mrs. Knell was an Audit Manager, and for the prior four years was a senior and staff accountant, with Grant Thornton LLP. Mrs. Knell is a Certified Public Accountant.

David A. Berger. Mr. Berger has served as an Executive Vice President of the Company since May 1988. From August 1986 to May 1988, Mr. Berger was Senior Vice President — Purchasing of the Company. For the prior 14 years he held various management positions with C/P Products Corp., a distributor of recreational vehicle parts and accessories that we acquired in 1985.

Dennis A. Castagnola. Mr. Castagnola was appointed to his current position of Executive Vice President — Proprietary Products in August 2007. From November 2000 to August 2007, he served as Executive Vice President — Sales and, for the prior 25 years, he held various management positions with the Company, including Vice President/Division Manager of the Company's Portland, Oregon distribution center.

Part II

Item 5. Market For The Registrant's Common Equity, Related Stock Holder Matters And Issuer Purchases Of Equity Securities

Our shares of common stock are listed and trade on the American Stock Exchange under the trading symbol "CRV."

The following table sets forth, for the calendar quarters indicated, (i) the range of the high and low per share sales prices of our common stock as reported by the American Stock Exchange and (ii) the cash dividends per share that we paid to our stockholders.

	Sales Prices per Share		Cash Dividends per Share
	High	Low	
2009			
First Quarter	$1.63	$0.67	–
Second Quarter	3.27	0.87	–
Third Quarter	3.80	1.75	–
Fourth Quarter	4.57	2.89	–
2008			
First Quarter	$6.20	$4.90	$0.07
Second Quarter	5.90	2.85	0.03
Third Quarter	4.09	2.60	0.03
Fourth Quarter	3.05	0.75	0.00

On March 17, 2010 the closing per share price of our common stock on the American Stock Exchange was $4.20 and there were approximately 700 holders of record of the Company's shares.

Dividend Policy

In January 2005, our Board of Directors adopted a cash dividend policy that provided for the payment of quarterly cash dividends, each in the amount of $0.04 per common share. In January 2006, our Board of Directors increased the regular quarterly cash dividend to $0.05 per share and, in August 2006, our Board of Directors further increased that cash dividend to $0.07 per share per quarter.

In June 2008, our Board of Directors modified the dividend policy to reduce the quarterly cash dividends to $0.03 per share and, in November 2008, the Board decided to suspend the payment of cash dividends entirely in order to preserve cash for the Company's operations in response to the economic recession and the credit crisis. In addition, the recent amendments to the terms of our revolving bank credit facility prohibit us from paying any cash dividends without the consent of the bank lender. As a result, we do not expect to pay cash dividends at least for the foreseeable future.

No cash dividends were paid in 2009. Cash dividends paid to our stockholders in 2008 and 2007 totaled $578,000 and $1,240,000, respectively.

Repurchases of Common Stock

During 2005, we publicly announced the authorization by our Board of Directors of a stock repurchase program authorized the Company to repurchase, in the aggregate, up to of $2,940,000 of shares of our common stock in open market or private transactions in accordance with the applicable rules of the Securities and Exchange Commission. Pursuant to that program we purchased a total of 248 shares of our common stock in 2008, and a total of 78,183 shares in 2007. We did not make any share repurchases during 2009 and we are prohibited by our revolving bank line of credit agreement from making any additional purchases of shares without the prior approval of the bank lender. As a result, we do not expect to make any share repurchases at least for the foreseeable future.

Stock Price Performance Graph

The following graph presents a five-year comparison of cumulative total returns for (i) Coast, (ii) an index comprised of companies within the recreational products markets that were selected by us (the "Peer Group"), and (iii) the NYSE American Stock Exchange composite index (the "AMEX Composite"). The Peer Group consists of Brunswick Corporation, Thor Industries, and Winnebago Industries, Inc., which, during the past five years, were manufacturers of recreational vehicles or boats, TriMas Corporation, which manufactures RV and trailer products, and West Marine Inc. which sells boating parts, supplies and accessories both at wholesale and at retail. The data for the graph was obtained from Research Data Group, Inc. In 2008, the Peer Group included Coachmen Industries, Inc. and Fleetwood Enterprises, Inc. However, neither of those companies are included in the 2009 Peer Group, because in 2009 Coachmen ceased manufacturing recreational vehicles and Fleetwood Enterprises filed for bankruptcy protection under the Federal Bankruptcy Act. Those companies have been replaced by Thor Industries and TriMas Corporation, which were not part of the Peer Group in 2008.

The stock performance graph assumes that $100 was invested, at the end of fiscal 2004, in Coast's shares and in the shares of the companies comprising the Peer Group Index and the Amex Composite Index and that any dividends issued for the indicated periods were reinvested. Stockholder returns shown in the performance graph are not necessarily indicative of future stock performance.



The Coast Distribution System, Inc.
Peer Group Index
AMEX Market Index
200
175
150
125
100
75
50
25
0
2004
2005
2006
2007
2008
2009

	At December 31,					
	2004	2005	2006	2007	2008	2009
Coast Distribution	100.00	104.56	124.39	88.15	15.93	60.46
Peer Group Index	100.00	88.50	83.62	58.10	18.21	47.22
Amex Composite Index	100.00	125.35	149.75	177.79	106.78	147.27

Equity Compensation Plans

Certain information, as of December 31, 2009, with respect to our equity compensation plans is set forth in Item 12, in Part III, of this Report and is incorporated herein by this reference.

Item 6. Selected Financial Data

The selected operating data set forth below for the fiscal years ended December 31, 2009, 2008 and 2007, and the selected balance sheet data at December 31, 2009 and 2008, are derived from the Company's audited consolidated financial statements included elsewhere in this Report and should be read in conjunction with those financial statements and "MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS" set forth in Item 7 of this Report. The selected operating data for the fiscal years ended December 31, 2006 and 2005, and the selected balance sheet data at December 31, 2007, 2006 and 2005, are derived from the Company's audited consolidated financial statements which are not included in this Report.

	Year Ended December 31, (In thousands, except per share data)				
	2009	2008	2007	2006	2005
Operating Data:					
Net Sales	$ 103,201	$ 132,237	$ 164,293	$ 179,103	$ 176,341
Cost of sales (including distribution costs) (1)	83,754	107,625	133,578	145,051	143,732
Gross margin	19,447	24,612	30,715	33,602	32,609
Selling, general and administrative expenses	18,552	26,559	28,065	27,160	24,932
Operating income (loss)	895	(1,947)	2,650	6,442	7,677
Equity in net earnings of affiliated companies	201	147	179	147	90
Other income (expense)					
Interest expense	(624)	(1,409)	(2,098)	(1,617)	(1,308)
Other	(268)	(8)	(156)	(141)	30
	(892)	(1,417)	(2,254)	(1,758)	(1,278)
Earnings (loss) before income taxes	204	(3,217)	575	4,831	6,489
Income tax provision (benefit)	105	(1,378)	360	1,858	2,732
Net earnings (loss)	$ 99	$ (1,839)	$ 215	$ 2,973	$ 3,757
Net earnings (loss) per diluted share (2)	$ 0.02	$ (0.41)	$ 0.05	$ 0.64	$ 0.79
Shares used in computation of net earnings (loss) per share	4,494	4,446	4,526	4,616	4,745

	Year Ended December 31, (In thousands, except per share data)				
	2009	2008	2007	2006	2005
Balance Sheet Data:					
Working Capital	$ 34,524	$ 40,394	$ 52,575	$ 52,704	$ 46,888
Total assets	45,472	52,459	69,307	69,494	63,533
Long-term obligations (3)	9,637	17,078	24,665	24,350	19,746
Stockholders' equity	29,632	28,220	32,491	31,847	30,421
Book value per share	$ 6.59	$ 6.35	$ 7.18	$ 6.90	$ 6.41
Dividends per share	$ _	$ 0.13	$ 0.28	$ 0.24	$ 0.16

(1) Distribution costs consist primarily of warehouse rent, labor and supply costs and product shipping costs.
(2) See Note I to the Company's Consolidated Financial Statements.
(3) Exclusive of current portion. For additional information regarding long-term obligations, see Note D to the Company's Consolidated Financial Statements

Item 7. Management's Discussion And Analysis Of Financial Condition And Results Of Operations

Management Overview

We believe that Coast is one of the largest wholesale suppliers of replacement parts, supplies and accessories for recreational vehicles ("RVs") and boats in North America. We supply more than 12,000 products and serve more than 18,000 customers throughout the United States and Canada, from 13 regional distribution centers in the United States and 4 regional distribution centers in Canada. Our sales are made to retail parts and supplies stores, service and repair establishments and new and used RV and boat dealers (collectively, "Aftermarket Customers").

FACTORS GENERALLY AFFECTING SALES OF RV AND BOATING PRODUCTS. Our sales are affected primarily by (i) the usage of RVs and boats by the consumers to whom our Aftermarket Customers sell our products, because such usage affects the consumers' needs for and purchases of replacement parts, repair services and supplies, and (ii) sales of new and used RVs and boats, because consumers often "accessorize" their RVs and boats at or shortly after the time of purchase.

The usage and the purchase, by consumers, of RVs and boats depend, in large measure, upon the extent of discretionary income available to consumers, their confidence about economic conditions (which affects their willingness to use and purchase RVs and boats) and the availability and the costs of credit that our Aftermarket Customers rely upon to purchase products from us and which consumers often use to finance their purchases of RVs and boats. As a result, recessionary conditions and a tightening in the availability or increases in the costs of borrowings to consumers often lead to declines in the purchase and, to a lesser extent, in the usage, of RVs and boats. Additionally, increases in the prices and shortages in the supply of gasoline can lead to declines in the usage and purchases of RVs and boats, because these conditions increase the consumers' costs and the difficulties of using their RVs and boats. Weather conditions also can affect our operating results, because unusually severe or extended winter weather conditions can reduce the usage of RVs and boats for periods extending beyond the ordinary winter months or to regions that ordinarily encounter milder winter weather conditions and can cause period-to-period fluctuations in our sales and financial performance. As a result, our sales and operating results can be, and in the past have been, affected by recessionary economic conditions, tightening in the availability and increases in the costs of consumer and business financing, shortages in the supply and increases in the prices of gasoline and unusually adverse weather conditions. See "RISK FACTORS" in Item IA, in Part I, of this Report.

OVERVIEW OF FISCAL 2009 OPERATING RESULTS. The following table provides information comparing our results of operations in the fiscal year ended December 31, 2009 to our results of operation in fiscal 2008 and fiscal 2007. Dollars are in thousands, except per share data.

	Year Ended December 31,			Increase (Decrease) 2009 vs. 2008		Increae (Decrease) 2008 vs. 2007	
	2009 Amount	2008 Amount	2007 Amount	Amount	Percent	Amount	Percent
Net Sales	$ 103,201	$ 132,237	$ 164,293	$ (29,036)	(22.0)%	$ (32,056)	(19.5)%
Gross profits	19,447	24,612	30,715	(5,165)	(21.0)%	(6,103)	(19.9)%
SG&A expenses	18,552	26,559	28,065	(8,007)	(30.1)%	(1,506)	(5.4)%
Operating income (loss)	895	(1,947)	2,650	2,842	146.0%	(4,597)	(173.5)%
Interest expense	624	1,409	2,098	(785)	(55.7)%	(689)	(32.8)%
Earnings (loss) before income taxes	204	(3,217)	575	3,421	106.3%	(3,792)	(659.5)%
Income tax provision (benefit)	105	(1,378)	360	1,483	107.6%	(1,738)	(482.8)%
Net earnings (loss)	99	(1,839)	215	1,938	105.4%	(2,054)	(955.3)%
Net earnings (loss) per share-diluted	0.02	(0.41)	0.05	0.43	104.9%	(0.46)	(920.0)%

As indicated in the table above, our sales decreased in the year ended December 31, 2009 as compared to 2008. That decrease was primarily attributable to the continuance of the economic recession and rising rates of unemployment, coupled with reductions in the availability of credit, in the United States and Canada during 2009, which caused a decline in consumer confidence and significant reductions in discretionary spending by consumers on which purchases and the usage of RVs and boats, and the demand for the products we sell, depend.

Notwithstanding these economic and market conditions and their adverse impact on our sales, we were able to increase our operating income, pre-tax earnings and our net earnings during the year ended December 31, 2009 by $2.8 million, $3.4 million and $1.9 million, respectively, to $0.9 million, $0.2 million and $0.1 million, respectively, from an operating loss of $1.9 million, a pre-tax loss of $3.2 million and a net loss of $1.8 million in 2008. These improvements in our operating results in 2009 were primarily attributable to (i) a modest increase in our gross margin and (ii) reductions in selling, general and administrative ("SG&A") expenses and in our interest expense.

- ***Gross Margin.*** We were able to achieve a modest increase our gross margin in 2009 to 18.8%, from 18.6% in 2008, despite the decline in net sales, primarily as a result of (i) a reduction in shipping costs due to decreases in the price of fuel; (ii) a reduction in cash discounts and rebates offered to our customers, (iii) a change in the mix of products sold to a greater proportion of higher-margin products sourced from Asia, and (iv) reductions in warehouse labor and other distribution costs.

• ***Operating Expenses.*** We implemented a number of measures to reduce our SG&A expenses, beginning in the third quarter of 2008, when it became apparent that the economic recession had become more severe and would continue well into 2009. Among other things, we implemented staff reductions and a 10% across-the-board reduction in management compensation and employee wages. Our 2009 operating results reflect the first full year of the positive effects of the cost cutting measures implemented in 2008, by which we were able to reduce SG&A expenses by $8.0 million, or 30.2%, over 2008.

• ***Interest Expense.*** We reduced our interest expense in the year ended December 31, 2009 by $0.8 million, or 55.7%, to $0.6 million, from $1.4 million in 2008, as a result of (i) reductions in inventory and in other working capital requirements that enabled us to reduce our reliance on bank borrowings, and (ii) lower market rates of interest which determine the rate of interest charged on our bank borrowings.

OUTLOOK FOR 2010. The continuing concerns and uncertainties among businesses and consumers regarding the ultimate severity and duration of the economic recession, persistent high rates of unemployment and the limited availability of small business and consumer financing have continued into 2010. We expect these conditions to continue to adversely affect the purchase and usage by consumers of RVs and boats and, therefore, also the purchases, both by consumers and our Aftermarket Customers of the products that we sell, during 2010.

In addition, our bank loan agreement was amended during 2009, largely due to the tightening of available business credit and the impact of the economic recession on our operating results. That amendment reduced the maximum amount of borrowings we can obtain under our revolving bank credit line and increased the costs to us of such borrowings. These amendments also may adversely affect our net sales because we may not be able to purchase as much inventory of the products we sell, which could adversely affect our service levels to our customers, and we may have to tighten the credit that we can extend to our Aftermarket Customers in connection with their purchases of products from us.

Our strategic goals for 2010 are to capture additional market share in order to offset declines in net sales attributable to these difficult economic and market conditions, and to improve our gross margin, despite these conditions, primarily by continuing to increase our sales of higher-margin proprietary products and other foreign sourced products. In addition, in response to this difficult economic climate, we are continuing to monitor our SG&A expenses. As a result, we believe that we can achieve a modest improvement in our operating results in 2010, as compared to 2009, assuming that economic and market conditions in the United States and Canada stabilize and the availability of credit to businesses and consumers increases. On the other hand, if such conditions do not begin to improve in 2010, it may become necessary for us to implement additional cost-cutting measures, which could include the closing of one or more of our distribution centers.

Due to the risks in the economy and in our business and the uncertainties that exist regarding future economic and market conditions, it is not possible to predict with any degree of accuracy whether we will succeed in achieving our goals for 2010. See "RISK FACTORS" in Item 1A of Part I of this Report for a discussion of some of those risks and uncertainties.

Critical Accounting Policies and Use of Estimates

GENERAL. In accordance with accounting principles generally accepted in the United States of America ("GAAP"), we record most of our assets at the lower of cost or fair value. In the case of some of our assets, principally accounts receivable, inventories and deferred income taxes, we make adjustments to their cost or fair values to arrive at what we expect to be able to collect on outstanding accounts receivables, the amounts for which we expect to be able to sell our inventories and the amount of available tax loss and credit carryforwards and deductions that we will be able to use to reduce our future income tax liability. Those adjustments are made on the basis of a number of different factors, including judgments or assumptions we make regarding economic and market conditions and trends and their impact on our financial performance, and those judgments and assumptions are, in turn, based on current information available to us. If those conditions or trends were to change in ways that we did not expect, then based on our assessment of how those changes will affect the prospects for realizing the values at which we have recorded these assets, we may be required, pursuant to GAAP, to further adjust the carrying values at which we record these assets for financial reporting purposes. Any resulting downward adjustments are commonly referred to as "write-downs" of the assets affected by the changed conditions.

It is our practice to establish reserves or allowances against which we are able to charge any such downward adjustments or "write-downs" to these assets. Examples include an allowance established for uncollectible accounts receivable (sometimes referred to as "bad debt reserves"), an allowance for inventory obsolescence and a valuation allowance against our deferred tax asset to the extent necessary to reduce its carrying value to the amount of that asset that we believe we are likely to be able to use to reduce our income tax liability in future periods. The amounts at which those allowances are established and maintained are based on our historical experience and also on our assumptions and judgments about economic or market conditions or trends and any other factors that could affect the values at which we had recorded such assets. We periodically increase or replenish the allowances following write-downs of uncollectible accounts or to take account of increased risks due to changes in economic or market conditions or trends. Increases in the allowances are effectuated by charges to income or increases in expense in the periods when those allowances are increased. As a result, our judgments or assumptions about market and economic conditions or trends and about their effects on our financial performance can and will affect not only the amounts at which we record these assets on our balance sheet, but also our results of operations.

The decisions as to the timing of (i) adjustments or write-downs of this nature and (ii) the increases we make to our reserves, also require subjective evaluations or assessments about the effects and duration of changes in economic or market conditions or trends. For example, it is difficult to predict whether events or changes in economic or market conditions, such as increasing gasoline prices or interest rates or economic downturns, will be of short or long-term duration, and it is not uncommon for it to take some time after the onset of such changes for their full effects on our business to be recognized. Therefore, we make such estimates based upon the information available to us at that time and reevaluate and adjust the reserves and allowances for potential write-downs on a quarterly basis.

Under GAAP, most businesses also must make estimates or judgments regarding the periods during which sales are recorded and also the amounts at which they are recorded. Those estimates and judgments will depend on such factors as the steps or actions that a business must take to complete a sale of products to or to perform services for a customer and the circumstances under which a customer would be entitled to return the products or reject or adjust the payment for the services rendered to it. Additionally, in the case of a business that grants its customers contractual rights to return products sold to them, GAAP requires that a reserve or allowance be established for product returns by means of a reduction in the amount at which its sales are recorded, based primarily on the nature, extensiveness and duration of those rights and historical return experience.

In making our estimates and assumptions we follow GAAP and accounting practices applicable to our business that we believe will enable us to make fair and consistent estimates of the carrying value of those assets and to establish adequate reserves or allowances for downward adjustments in those values that we may have to make in future periods.

OUR CRITICAL ACCOUNTING POLICIES. Set forth below is a summary of the accounting policies that we believe are material to an understanding of our financial condition and results of operations that are discussed below.

Revenue Recognition and the Allowance for Product Returns

We recognize revenue from the sale of a product upon its shipment to the customer. Shipping and handling costs that are billed to our customers are included in revenue and our shipping and handling costs are included in costs of sales. We provide our customers with limited rights to return products that we sell to them. We establish an allowance for potential returns that reduces the amounts of our reported sales. We estimate the allowance based on historical experience with returns of like products and current economic and market conditions and trends, which can affect the level at which customers submit product for return.

Accounts Receivable and the Allowance for Doubtful Accounts

In the normal course of our business we extend 30 day payment terms to our customers and, due to the seasonality of our business, during late fall and winter we sometimes grant payment terms of longer duration to those of our customers that have good credit records. We regularly review our customers' accounts and estimate the amount of, and establish an allowance for, uncollectible accounts receivable in each reporting period. The amount of the allowance is based on several factors, including the age of unpaid amounts, a review of significant past due accounts and current economic and market trends that can affect the ability of customers to keep their accounts current. Estimates of uncollectible amounts are reviewed periodically to determine if the allowance should be increased, and any increases are recorded in the accounting period in which the events or circumstances that require such increases become known. For example, if the financial condition of some of our customers or economic or market conditions were to deteriorate, adversely affecting the ability of customers to make payments to us on a timely basis, it could become necessary for us to increase the allowance for uncollectible accounts. Since the allowance is increased or replenished by recording a charge which is included in, and has the effect of increasing, selling, general and administrative expenses, an increase in the allowance will reduce income in the period when the increase is recorded.

Inventory and Reserve for Excess, Slow-Moving and Obsolete Inventory

We are a wholesale distributor and not a manufacturer of products and, therefore, all of our inventory consists of finished goods. Inventories are valued at the lower of cost (first-in, first-out) or net realizable value and that value is reduced by an allowance for excess and slowing-moving or obsolete inventories. The amount of the allowance is determined on the basis of historical experience with different product lines and estimates or assumptions concerning future economic and market conditions and trends. If there is an economic downturn or a decline in sales, causing inventories of some product lines to accumulate, it may become necessary for us to increase the allowance. Other factors that can require increases in the allowance or inventory write downs are reductions in pricing or introduction of new or competitive products by manufacturers; however, due to the relative maturity of the markets in which we operate, usually these are not significant factors. Increases in this allowance also will cause a decline in operating results as such increases are effectuated by charges against income. Our reserves for excess and obsolete inventory were $1,796,000 at December 31, 2009, as compared to $2,341,000 at December 31, 2008.

Deferred Tax Asset and Valuation Allowance

We record as a "deferred tax asset" on our balance sheet an amount equal to the tax credit and tax loss carryforwards and tax deductions ("tax benefits") that we believe will be available to us to offset or reduce the amounts of our income taxes in future periods. Under applicable federal and state income tax laws and regulations, such tax benefits will expire if not used within specified periods of time. Accordingly, the ability to fully use our deferred tax asset depends on the amount of taxable income that we generate during those time periods. At least once each year, we make estimates of future taxable income that we believe we are likely to generate during those future periods. If we conclude, on the basis of those estimates and the aggregate amount of the tax benefits available to us, that it is more likely than not that we will be able to fully utilize those tax benefits prior to their expiration, we recognize the deferred tax asset in full on our balance sheet. On the other hand, if we conclude on the basis of those estimates and the aggregate amount of the tax benefits available to us that it is more likely that than not that we will be unable to utilize those tax benefits in their entirety prior to their expiration, then, we would establish (or increase any existing) valuation allowance to reduce the deferred tax asset on our balance sheet to the amount that we believe we will be able to utilize. That reduction is implemented by recognizing a non-cash charge that would have the effect of increasing the provision, or reducing any credit, for income taxes that would be recorded in our statement of operations. At December 31, 2009 and December 31, 2008, the aggregate amounts of our net deferred tax asset were approximately $2.8 million and $3.0 million, respectively.

Long-Lived Assets

Long-lived assets are reviewed for possible impairment at least annually or if and when events or changes in circumstances indicate the carrying amount of any of those assets may not be recoverable in full, by comparing the fair value of the long-lived asset to its carrying amount.

Foreign Currency Translation

The financial position and results of operations of our Canadian and other foreign subsidiaries are measured using local currency as the functional currency. Assets and liabilities of each foreign subsidiary are translated into U.S. dollars at the rate of exchange in effect at the end of each reporting period. Revenues and expenses are translated into U.S. dollars at the average exchange rate for the reporting period. Foreign currency translation gains and losses not impacting cash flows are credited to or charged against other comprehensive earnings. Foreign currency translation gains and losses arising from cash transactions are credited to or charged against current earnings.

Stock Based Compensation

The Company accounts for stock based compensation in accordance with ASC 718, Stock Compensation, which requires the recognition of the fair value of stock compensation as an expense in the calculation of net income (loss). The Company recognizes stock compensation expense in the period in which the employee is required to provide service, which is generally over the vesting period of the individual equity instruments. Stock options issued in lieu of cash to non-employees for services performed are recorded at the fair value of the options at the time they are issued and are expensed as service is provided. Stock based compensation expense in the years ended December 31, 2009 and 2008 totaled $230,000 and $231,000, respectively.

Warranty Costs

We generally do not independently warrant the products that we distribute. Instead, in almost all cases, the manufacturers of the products that we distribute warrant the products and allow us to return defective products, including those that have been returned to us by our customers. However, we sell a line of portable and standby generators under a product supply arrangement which obligates us to provide warranty services for these products and to share the costs of providing those services with the manufacturer. The duration of the warranty period for these products is 24 months following the sale of the product to a retail customer. We established warranty reserves for these products of $358,000 and $418,000 at December 31, 2009 and 2008, respectively. Those amounts were determined on the basis of a number of factors, including our estimates of future sales of the products that we warrant and our historical and expected future warranty claims experience. In the event changes occur in the conditions or circumstances upon which those assumptions and estimates were made, it could become necessary for us to increase the reserve by means of a charge to our income.

RECENT ACCOUNTING PRONOUNCEMENTS. With the exception of those discussed below, there have been no recent accounting pronouncements or changes in accounting pronouncements during the year ended December 31, 2009, that we believe are of significance, or potential significance to the Company based upon current operations.

In June 2009, the FASB established the FASB Accounting Standards Codification ("Codification") as the source of authoritative accounting principles recognized by the FASB to be applied in the preparation of financial statements in conformity with GAAP. It also explicitly recognizes rules and interpretive releases of the SEC under federal securities laws as authoritative GAAP for SEC registrants. We adopted this Codification in the three months ended September 30, 2009. Adoption of this Codification has not had a material effect on our financial condition, results of operations or cash flows.

In December 2007, the FASB issued guidance that establishes new accounting and reporting standards with respect to an entity's non-controlling interest in a subsidiary and for the deconsolidation of a subsidiary. This guidance requires that a non-controlling minority interest in a subsidiary be reported by its parent entity as equity, rather than as a liability, on the parent entity's balance sheet. Additionally, this guidance requires disclosure with respect to the consolidated net income attributable to the parent entity and to the non-controlling interest in a subsidiary, respectively, to be set forth on the face of the parent entity's income statement. The guidance became effective for fiscal years beginning on or after December 15, 2008. We adopted the guidance effective as of January 1, 2009. That adoption has not had a material effect on our financial condition, results of operations or cash flows.

In June 2009, the FASB issued new guidance which provides for the elimination of the concept of qualifying special purpose entities. It also replaces the quantitative-based risks and rewards calculation for determining which enterprise has a controlling financial interest in a variable interest entity with an approach focused on identifying which enterprise has (i) the power to direct the activities of the variable interest entity, (ii) the right to receive benefits from that entity and (iii) the obligation to absorb any losses incurred by such an entity. Additionally, the guidance requires an ongoing assessment of whether a company is the primary beneficiary of a variable interest entity. The guidance became effective for the Company on January 1, 2010. We do not expect the adoption of this guidance to have a material effect on our financial condition, results of operation or cash flows.

Effective April 1, 2009, we adopted the FASB's guidance on subsequent events. That guidance is intended to establish general standards of accounting for, and disclosure of, material events that occur after the balance sheet date but before financial statements are issued.

In October 2009, the FASB amended its rules regarding the accounting for multiple element revenue arrangements. The objective of the amendment is to allow vendors to account for revenue for different deliverables separately as opposed to part of a combined unit when those deliverables are provided at different times. Specifically, this amendment addresses how to separate deliverables and simplifies the process of allocating revenue to the different deliverables when more than one deliverable exists. The new rules are effective for us beginning January 1, 2011. We are in the process of evaluating the impact that this amendment will have on our Consolidated Financial Statements.

In January 2010, we adopted the applicable sections of the FASB's guidance on earnings per share that addresses whether instruments granted in share-based payment transactions are participating securities. These sections conclude that unvested share-based payment awards that contain nonforfeitable rights to dividends or dividend equivalents (whether paid or unpaid) are participating securities and shall be included in the computation of basic earnings per share pursuant to the two-class method. We do not believe that the adoption of these applicable sections will have a material effect on our financial condition, results of operations or cash flows.

In January 2010, the FASB issued new guidance for improving disclosures about Fair Value Measurements. This guidance requires new disclosures regarding transfers in and out of Level 1 and Level 2 fair value measurements, as well as requiring the presentation, on a gross basis, of information about purchases, sales, issuances and settlements in Level 3 fair value measurements. This guidance also clarifies existing disclosures regarding the level of disaggregation, inputs and valuation techniques. This guidance is effective for interim and annual reporting periods beginning after December 15, 2009 and will be effective for the Company on March 31, 2010. Disclosures about purchases, sales, issuances and settlements in the roll forward of activity in Level 3 fair value measurements are effective for fiscal years beginning after December 15, 2010 and will be effective for the Company on March 31, 2010.

Results of Operations

The following table sets forth certain financial data, expressed as a percentage of net sales, derived from our statements of operations for the respective periods indicated below:

	Year Ended December 31,		
	2009	**2008**	**2007**
Net sales	100.0%	100.0%	100.0%
Cost of sales	81.1	81.4	81.3
Gross profit	18.9	18.6	18.7
SG&A expenses	18.0	20.1	17.1
Operating income (loss)	0.9	(1.5)	1.6
Interest expense	0.6	1.1	1.3
Earnings (loss) before taxes	0.2	(2.4)	0.3
Income tax provision (benefit)	0.1	(1.0)	0.2
Net earnings (loss)	0.1%	(1.4)%	0.1%

NET SALES. Net sales consist of revenues from the sales of the products we supply or distribute, net of an allowance for product returns. The following table sets forth certain information regarding the decreases in our net sales in fiscal 2009 and 2008. Dollars in the table are in thousands.

2009	2008	% Change 2009 vs. 2008	2007	% Change 2008 vs. 2007
$103,201	$132,237	(22.0)%	$164,293	(19.5)%

The decreases in net sales in 2009 and 2008, in each case as compared to the immediately preceding year, were primarily attributable to declines in purchases and in the usage of RVs and boats. Those declines were primarily attributable to the economic recession, the resulting high levels of unemployment, and the credit crisis in the United States and Canada during 2008 and 2009. These conditions combined to reduce disposable income of and confidence among consumers about the future which, in turn, have caused consumers to reduce their purchases and their usage of RVs and boats and, as a result, their purchases of the products we sell.

GROSS MARGIN. Gross profit is calculated by subtracting the costs of sales from net sales. Costs of sales consist primarily of the amounts paid to manufacturers and suppliers for the products that we purchase for resale, inbound freight charges, merchandise receiving, handling and storage costs, and out-bound freight charges. Gross margin is gross profits stated as a percentage of net sales.

	2009	**2008**	**2007**
	(Dollars in thousands)		
Gross profit	$ 19,447	$ 24,612	$ 30,715
Gross margin	18.8%	18.6%	18.7%

Due to decrease in our net sales in 2009, gross profits declined by nearly $5.2 million, or 21.0%, in 2009 as compared to 2008. Notwithstanding that decline, our gross margin improved to 18.8% in 2009 from 18.6% in 2008, due to a combination of factors, including (i) a reduction in shipping costs due to decreases in the price of fuel; (ii) a reduction in cash discounts and rebates offered to our customers, (iii) a change in the mix of products sold to a greater proportion of higher-margin products sourced from Asia, and (v) reductions in warehouse labor and other distribution costs.

The decline in gross profits in 2008 also was attributable to the decrease in net sales in that year as compared to 2007. However, despite that decline in the dollar amount of gross profits in 2008, our gross margin remained largely unchanged in 2008, as compared to 2007, due primarily to (i) price increases that we implemented on selected products; (ii) a change in the mix of products sold to a greater proportion of higher-margin products sourced from Asia and (iii) the strengthening of the Canadian dollar, which resulted in a reduction in the costs of products purchased by our Canadian subsidiary and, therefore, an increases in its gross margin.

SELLING, GENERAL AND ADMINISTRATIVE EXPENSES. Selling, general and administrative ("SG&A") expenses consist primarily of selling and marketing costs, and administrative labor and other administrative expenses, professional fees, insurance and the provision made for uncollectible accounts.

	2009	2008	2007
	(Dollars in thousands)		
SG&A expenses	$ 18,552	$ 26,559	$ 28,065
As a percentage of net sales	18.0%	20.0%	17.1%

We reduced our SG&A expenses in absolute dollars, by $8,007,000 or 30.2% in 2009, as compared to 2008. In addition, despite the decline in net sales in 2009, our SG&A expenses also declined as a percentage of net sales in 2009. These reductions in SG&A expenses in 2009 reflect a full year of the positive effects of cost cutting measures that we implemented in the second half of 2008 in response to the worsening of the economic recession and the credit crisis, including (i) workforce reductions, (ii) reductions in management salaries and employee wages, and (iii) reductions in selling and marketing and other administrative expenses.

In 2008, we were able to reduce our SG&A expenses in absolute dollars by $1,506,000 or 5.4%, as compared to 2007, primarily as a result of the implementation of those same cost cutting measures, beginning in the third quarter of the year, in response to the worsening of the economic recession and credit crisis that resulted in the decline in our net sales in 2008. However, as a percentage of net sales, SG&A expenses rose to 20.0% in 2008 as compared to 17.1% in 2007, because those cost cutting measures were not able to fully offset the decline in net sales in 2008.

The majority of our corporate overhead costs are incurred in the United States. A portion of those costs are allocated to our foreign operations to the extent that they directly benefit from the expenses incurred.

OPERATING INCOME (LOSS)

	2009	2008	2007
	(Dollars in thousands)		
Operating income (loss)	$ 895	$ (1,947)	$ 2,650
As a percentage of net sales	0.9%	(1.5)%	1.6%

We generated operating income of $0.9 million in 2009, an improvement of $2.8 million from the loss from operations of $1.9 million incurred in 2008. That improvement was the result of the increase in gross margin and the reduction in SG&A expenses, which more than offset the effects on our operating results of the decrease in net sales in 2009.

The loss from operations in 2008 was due primarily to the decreases in net sales and gross profits, which more than offset the reduction in SG&A expenses in 2008.

OTHER EXPENSE

	Year Ended December 31,		
	2009	2008	2007
	(Dollars in thousands)		
Other expense			
Interest expense	$ 624	$ 1,409	$ 2,098
Other expense	268	8	156
Total	$ 892	$ 1,417	$ 2,254
	0.9%	1.1%	1.3%

The largest component of other expense is the interest expense that we incur on borrowings. The other component of other expense consists primarily of foreign currency gains or losses and gains or losses on disposal of assets. Interest expense decreased by $785,000, or 56%, in 2009, as compared to 2008 and by $689,000, or 33% in 2008, as compared to 2007. These decreases were primarily the result of reductions in our average outstanding borrowings and decreases in the average rate of interest charged on borrowings under our revolving bank line of credit. We were able to reduce our average outstanding borrowings in both 2009 and 2008, primarily as a result of reductions (i) in inventories due not only to the decrease in net sales, but also to efficiencies we achieved in our warehouse and distribution operations, and (ii) in accounts receivable due to the decline in net sales and our implementation of more stringent credit standards in response to the economic recession. The interest rate on our bank borrowings is tied to market rates of interest and the decrease in the rates of interest charged on our bank borrowings during 2009 and 2008 were primarily attributable to interest rate reductions implemented by the Board of Governors of the Federal Reserve System in response to the economic recession, which led most banks (including our bank lender) to reduce their prime interest rates.

INCOME TAX PROVISION (BENEFIT)

	Year Ended December 31,		
	2009	2008	2007
	(Dollars in thousands)		
Income tax provision (benefit)	$ 105	$ (1,378)	$ 360
As a percentage of net sales	0.1%	(1.0)%	0.2%
Effective tax rate	51.5%	42.8%	62.6%

Our effective income tax rate is affected primarily by the amount of our expenses that are not deductible for income tax purposes, such as stock based compensation expense, and by varying tax rates on income generated by our foreign subsidiaries, because tax rates in their respective countries vary, sometimes considerably, from income tax rates in the United States.

Due to the pre-tax profits that we generated in 2009, we recorded a provision for income taxes of $105,000 for 2009, as compared to a tax benefit of nearly $1.4 million in 2008. See "Critical Accounting Policies and Use of Estimates — Our Accounting Policies — Deferred Tax Asset and Valuation Allowance."

Liquidity and Capital Resources

WORKING CAPITAL, LIQUIDITY AND CASH FLOWS. We finance our working capital requirements for our operations primarily with borrowings under a revolving bank line of credit and internally generated funds. See "*Sources and Uses of Cash*" below.

The bank line of credit provides that we may borrow up to the lesser of (i) $25,000,000, or (ii) an amount equal to 80% of eligible accounts receivable and 50% of eligible inventory. Interest on our borrowings under the revolving line of credit is payable at the bank's prime rate plus 2.25% or, at our option (but subject to certain limitations), at LIBOR plus 4.00% per annum. The maturity date of the bank line of credit is July 10, 2011, which (as previously reported) was extended from May 10, 2010 pursuant to an amendment agreement entered into with the bank lender on November 30, 2009.

The revolving bank line of credit agreement contains a quarterly pre-tax income covenant through March 2010 and a fixed charge covenant beginning June 2010. At December 31, 2009 we were, and we expect that at March 31, 2010 we will be, in compliance with the quarterly pre-tax income covenant. The fixed charge coverage ratio will require us to achieve a fixed charge coverage ratio of at least (i) 1.10-to-1.0 for the six months ending June 30, 2010, (ii) 2.20-to-1.0 for the nine months ending September 30, 2010 and (iii) 1.05-to-1.0 for the year ending December 31, 2010 and for rolling 12 month periods ending on the last day of each fiscal quarter thereafter.

At March 18, 2010, outstanding borrowings under the revolving credit facility totaled $10,760,000. Our bank borrowings are secured by substantially all of our consolidated assets and rank senior in priority to any other indebtedness that the Company may incur.

Due to the nature of our business, our primary need for working capital is to finance our accounts receivable and our purchases of inventory. Typically we bill our customers on an open account basis with 1%, 10 day, net 30-day terms. During late fall and in winter, however, we sometimes provide our most creditworthy customers with payment terms of longer duration and, as a result, we generally use a greater proportion of our borrowing availability during the first and fourth quarters of each year than during other parts of the year.

SOURCES AND USES OF CASH. We generally use cash for, rather than generate cash from, operations in the first half of the year, because we build inventories, and accounts receivables increase, as our customers begin increasing their product purchases prior to and in anticipation of the Spring and summer selling seasons. See "*Seasonality and Inflation*" below.

Cash Provided by Operations in 2009

During 2009, our operations provided cash of $10.2 million, comprised of a $7.7 million reduction in inventory, a $1.6 million reduction in prepaid expenses, non-cash expenses of $1.1 million, a $0.5 million reduction in accounts receivable, and net earnings of $0.1 million, net of cash used to fund $0.6 million reduction in accounts payable and $0.3 million reduction in accrued liabilities. Cash Used by Financing Activities in 2009. During 2009, we used nearly $7.5 million of cash for financing activities principally to fund the repayment of long term debt under our revolving bank line of credit.

Cash Flows Used in Investing Activities in 2009

We used $0.3 million of cash in investing activities in 2009, principally to fund capital expenditures, primarily for warehouse, testing and design, and computer equipment.

CONTRACTUAL OBLIGATIONS

Lease Obligations

We lease our facilities and certain of our equipment under non-cancelable operating leases. In 2009, rent expense under all operating leases totaled approximately $4.5 million. The following table sets forth our future operating lease commitments (in thousands of dollars), as of December 31, 2009:

Year Ending December 31,	
2010	$ 4,564
2011	3,853
2012	2,675
2013	2,380
2014	2,050
Thereafter	5,273
	$20,795

Total and Maturity of Contractual Obligations

The following table sets forth the total and the maturities of our contractual obligations, in thousands of dollars, at December 31, 2009:

Contractual Obligations at Dec. 31, 2009:	Total of Contractual Obligations	Maturities of Contractual Obligations: Less than 1 Year	2-3 Years	4-5 Years	More than 5 Years
Long-term debt obligations (1)	$ 9,637	$ —	$ 9,637	$ —	$ —
Capital lease obligations	112	112	—	—	—
Operating lease obligations	20,795	4,564	6,528	4,430	5,273
Totals	$ 30,544	$ 4,676	$ 16,165	$ 4,430	$ 5,273

(1) Consists primarily of borrowings under our bank credit facility, which matures in July 2011.

Our long term debt obligations consist primarily of borrowings under our long term revolving bank credit facility. It is not possible to calculate future estimated interest payments on those borrowing predictably, because the amounts of such borrowings fluctuate throughout the year depending on our liquidity needs, which can vary widely primarily due to the seasonality of our business and the effects of prevailing economic conditions on the demand for and the purchases of our products by customers. Also, the interest rate on those borrowings is determined by reference to the bank's prime rate or LIBOR, which also can and often do fluctuate during the year. Additionally, the formulas for determining the specific interest rate that will apply to such borrowings can change from year to year. Set forth above, under the caption "Financial Condition, Liquidity and Capital Resources" are the formulas for determining the interest rates that will apply to those borrowings during the fiscal year ending December 31, 2010.

Dividend Policy and Dividend Payments

In the first quarter of 2005, our Board of Directors adopted a dividend policy that provided for the payment of quarterly cash dividends to our stockholders in the amount of $0.04 per share. The amounts of the quarterly dividends were increased by our Board of Directors to $0.05 per share in 2006 and to $0.07 per share in 2007. In 2008, 2007 and 2006 we paid total cash dividends of $578,000, $1,241,000 and $1,064,000, respectively. In November 2008, our Board of Directors suspended the payment of cash dividends in order to preserve cash for operations in response to the worsening of the economic recession and the tightening of credit by banks and other lending institutions to businesses, as well as consumers. Additionally, our revolving bank line of credit agreement prohibits us from paying cash dividends without the prior approval of our bank lender. As a result, we do not anticipate paying cash dividends at least for the foreseeable future.

Share Repurchases

In 2005, our Board of Directors adopted a share repurchase programs authorizing us to repurchase up to an aggregate of $2,940,000 of our shares of common stock in open market or private transactions. We made no share repurchases pursuant to those programs during 2009. During 2008 and 2007, we made share repurchases totaling $1,000 and $485,000 respectively. Our revolving bank line of credit agreement prohibits us from repurchasing our shares without the prior approval of our bank lender. As a result, we do not anticipate resuming purchases of our shares at least for the foreseeable future.

EXPECTED USES AND SOURCES OF FUNDS. We expect to make capital expenditures in 2010 that we estimate will range from $300,000 to $400,000. We expect that these expenditures will be of a recurring nature, for such purposes as the replacement and upgrading of warehouse or computer equipment in the ordinary course of our business.

We expect to be able to fund these expenditures and our working capital requirements with borrowings under our revolving bank line of credit and internally generated funds, assuming that there is not a further worsening of the economic recession in 2010. See Item 1A of PART I of this Report above, entitled "RISK FACTORS — *Our business and financial performance are affected by economic conditions — We rely heavily on bank borrowings in the operation of our business, which makes us more vulnerable to adverse changes in economic conditions*" in Part I of this Report.

We will continue to explore opportunities to increase our sales and our market share and to improve our profit margins by, among other things, establishing new product supply relationships that enable us to increase the products that we source from lower cost, but high quality, overseas suppliers, including product suppliers in Asia, and to invest in tooling needed for such products. We also may seek to take advantage of other growth opportunities if and when they may arise. As a result, we may have occasion in the future to use internally generated funds or bank borrowings for these purposes. There is no assurance, however, that, if required, we will be able to obtain bank borrowings for these purposes.

Seasonality and Inflation

SEASONALITY. We generate significantly higher sales during the six-month period from March through August, when usage of RVs and boats are at their peak, than we do during the remainder of the year when weather conditions are not optimal for outdoor activities. Because a substantial portion our expenses are fixed, operating income declines and we may incur losses, and must rely more heavily on borrowings to fund operating requirements, during the period from September through February when our sales are lower.

The following tables presents unaudited quarterly financial information for each of the fiscal years ended December 31, 2009 and 2008. This information has been prepared by us on a basis consistent with our audited financial statements included elsewhere in this Report. The information includes all necessary adjustments, consisting only of normal recurring adjustments, that management considers necessary for a fair presentation of the unaudited quarterly operating results when read in conjunction with the consolidated financial statements and notes thereto included elsewhere in this Report. These quarterly operating results are not necessarily indicative of results that may be expected in future periods.

	March 31, 2009	June 30, 2009	September 30, 2009	December 31, 2009
		(Unaudited)		
Revenues	$ 23,196	$ 33,138	$ 29,596	$ 17,269
Gross profit	4,323	6,628	6,132	2,364
Net earnings (loss)	(888)	1,162	920	(1,077)
Net earnings (loss) per share - diluted	(0.20)	0.26	0.20	(0.24)

	March 31, 2008	June 30, 2008	September 30, 2008	December 31, 2008
		(Unaudited)		
Revenues	$ 39,468	$ 41,217	$ 34,683	$ 16,869
Gross profit	7,912	8,826	6,197	1,677
Net earnings (loss)	(850)	1,561	(290)	(2,260)
Net earnings (loss) per share - diluted	(0.19)	0.35	(0.07)	(0.51)

As the above table indicates, the economic recession and the tightening in the availability of business and consumer credit had a particularly adverse effect on our sales during 2009. We were able to offset the effect of this sales decline by increasing our gross margin and reducing our operating expenses.

INFLATION. Generally, we have been able to pass inflationary price increases on to our customers. However, inflation also may cause or may be accompanied by increases in gasoline prices and interest rates. Such increases, or even the prospect of increases in the price or shortages in the supply of gasoline, can adversely affect the purchase and usage of RVs and boats, which can result in a decline in the demand for our products.

Item 7A. Quantitative And Qualitative Disclosures About Market Risk

Our exposure to market risk with respect to financial instruments is primarily related to changes in interest rates with respect to borrowing activities, which may adversely affect our financial position, results of operations and cash flows. In seeking to minimize the risks from interest rate fluctuations, we manage exposures through our regular operating and financing activities. The fair value of borrowings under our revolving credit facility approximates the carrying value of such obligations. As of December 31, 2009, we had outstanding borrowings under our revolving bank line of credit of $9.6 million.

We have substantial sales operations in Canada and as a result, our earnings, cash flows and financial position can be affected by movements in the Canadian dollar exchange rate. Consequently, we are exposed to market risk from foreign currency fluctuations associated with our Canadian operations and our Canadian currency denominated debt. Therefore, from time to time, we may hedge the net investment of our foreign operations in Canada by purchasing foreign exchange derivatives, such as purchased put option contracts, to mitigate the risk of changes in value of our net investment in our Canadian subsidiary that can occur as a result of changes in currency exchange rates. As of December 31, 2009 we held no foreign currency derivatives. We do not use financial instruments for trading or other speculative purposes.

Item 8. Financial Statements And Supplementary Data
The Coast Distribution System, Inc. and Subsidiaries
Index To Consolidated Financial Statements

Consolidated Financial Statements

Financial Statement Schedules

(Other Financial Statement Schedules are omitted as the information is not required, is not material or is otherwise furnished.)

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders of The Coast Distribution System, Inc.

We have audited the accompanying consolidated balance sheets of The Coast Distribution System, Inc. and Subsidiaries (the "Company") as of December 31, 2009 and 2008, and the related statements of operations, stockholders' equity, and cash flows for the three years in the period ended December 31, 2009. Our audits also included the financial statement schedule listed in Item 15(a) (2). These consolidated financial statements and financial statement schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements and financial statement schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2009 and 2008 and the results of their operations and their cash flows in each of the years in the three year period ended December 31, 2009 in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, the related financial statement schedule when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly, in all material respects the information set forth therein.

/s/ BURR PILGER MAYER, INC.

Burr Pilger Mayer, Inc.
San Francisco, California
March 29, 2010

Consolidated Balance Sheets

	(Dollars in thousands, except per share data) As of December 31, 2009	2008
ASSETS		
Current Assets		
Cash	$ 5,561	$ 1,860
Accounts receivable (less allowance for doubtful accounts of $740 in 2009 and $1,399 in 2008)	8,831	9,333
Inventories	22,985	30,710
Prepaid expenses	804	766
Deferred income taxes	1,908	2,301
Income tax refunds receivable	638	2,299
Derivative financial instrument	—	286
Total current assets	40,727	47,555
Property, Plant and Equipment	2,192	2,785
Other Assets	2,553	2,119
	$ 45,472	$ 52,459
LIABILITIES		
Current Liabilities		
Accounts payable	$2,942	$3,557
Accrued liabilities	3,149	3,469
Current maturities of long-term obligations	112	135
Total current liabilities	6,203	7,161
Long-Term Obligations	9,637	17,078
Commitments		
Stockholders' Equity		
Preferred stock, $.001 par value; authorized: 2,000,000 shares; none issued or outstanding:	—	—
Common stock, $.001 par value; authorized: 10,000,0000 shares; 4,449,431 issued as of December 31, 2009 and 2008	16,367	16,137
Accumulated other comprehensive earnings	1,114	31
Retained earnings	12,151	12,052
Total Stockholders Equity	29,632	28,220
	$ 45,472	$ 52,459

The accompanying notes are an integral part of these financial statements.

Consolidated Statements of Operations

	(Dollars in thousands, except per share data) As of December 31,		
	2009	2008	2007
Net sales	$ 103,201	$ 132,237	$ 164,293
Cost of products sold (including distribution costs)	83,754	107,625	133,578
Gross margin	19,447	24,612	30,715
Selling, general and administrative expenses	18,552	26,559	28,065
Operating income (loss)	895	(1,947)	2,650
Equity in net earnings of affiliated companies	201	147	179
Other Income (expense)			
Interest expense	(624)	(1,409)	(2,098)
Other	(268)	(8)	(156)
Earnings (loss) before income taxes	204	(3,217)	575
Income tax provision (benefit)	105	(1,378)	360
Net earnings (loss)	$ 99	$ (1,839)	$ 215
Basic earnings (loss) per share	$ 0.02	$ (0.41)	$ 0.05
Diluted earnings (loss) per share	$ 0.02	$ (0.41)	$ 0.05
Dividends paid per share	$ 0.00	$ 0.13	$ 0.26

The accompanying notes are an integral part of these financial statements.

Consolidated Statements of Cash Flows

	(Dollars in thousands, except per share data) As of December 31,		
	2009	2008	2007
Cash flows from operating activities:			
Net earnings (loss)	$ 99	$ (1,839)	$ 215
Adjustments to reconcile net earnings (loss) to net cash provided by operating activities			
Depreciation	814	941	881
Amortization	36	22	42
(Gain) Loss from sale of property and equipment	15	82	(1)
Equity in net earnings of affiliated companies, net of distributions	(175)	(102)	(134)
Stock based compensation expense	230	231	214
Deferred income taxes	215	(865)	(145)
Change in assets and liabilities:			
Accounts receivable	502	5,556	(696)
Inventory	7,725	14,317	1,615
Prepaids and income tax refunds receivable	1,627	(1,454)	406
Accounts payable	(615)	(4,915)	(759)
Accrued liabilities	(320)	45	(293)
	8,919	13,549	273
Net cash provided by (used in) operating activities	10,153	12,019	1,345
Cash flows from investing activities:			
Proceeds from sale of property and equipment	4	1	13
(Increase) decrease in other assets	(250)	(118)	69
Capital expenditures	(166)	(428)	(1,790)
Tax benefit from settlement of derivative instrument	117	—	—
Cash paid for derivative instrument	(44)	(265)	—
Net cash used in investing activities	(339)	(810)	(1,708)
Cash flows from financing activities:			
Borrowings under notes payable and line-of credit agreements	102,150	164,273	209,049
Repayments under notes payable and line-of credit agreements	(109,479)	(171,725)	(208,609)
Repayments of long-term debt	(135)	(125)	(138)
Issuance of common stock under employee stock purchase and stock option plans	—	42	434
Retirement of common stock	—	(1)	(485)
Dividends paid	—	(578)	(1,241)
Net cash provided by (used in) financing activities	(7,464)	(8,114)	(990)
Effect of exchange rate changes on cash	1,351	(2,025)	1,422
Net increase (decrease) in cash	3,701	1,070	69
Cash beginning of year	1,860	790	721
Cash end of year	$ 5,561	$ 1,860	$ 790
Supplemental disclosures of cash flow information:			
Cash paid during the year for:			
Interest	$ 637	$ 1,394	$ 2,063
Income taxes	(2,146)	1,163	75

The accompanying notes are an integral part of these financial statements.

Consolidated Statement of Stockholders' Equity

	(Dollars in thousands)				
	Common Stock		Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Total
Balance at January 1, 2007	4,415,547	$ 15,702	$ 15,549	$ 650	$ 31,847
Net earnings for the year	—	—	215	—	215
Foreign currency translation adjustments	—	—	—	1,507	1,507
Comprehensive earnings for the year					1,722
Issuance of common stock under employee stock purchase and option plans	102,831	434	—	—	434
Retirement of common stock	(78,153)	(485)	—	—	(485)
Dividends paid	—	—	(1,241)	—	(1,241)
Stock Based Compensation	—	214	—	—	214
Balance at December 31, 2007	4,439,225	15,865	14,469	2,157	32,491
Net earnings for the year	—	—	(1,839)	—	(1,839)
Foreign currency translation adjustments	—	—	—	(2,147)	(2,147)
Derivative — change in fair value				21	21
Comprehensive earnings for the year					(3,965)
Issuance of common stock under employee stock purchase and option plans	10,454	42	—	—	42
Retirement of common stock	(248)	(1)	—	—	(1)
Dividends paid	—	—	(578)	—	(578)
Stock Based Compensation	—	231	—	—	231
Balance at December 31, 2008	4,449,431	16,137	12,052	31	28,220
Net loss for the year	—		99	—	99
Foreign currency translation adjustments	—	—	—	1,295	1,295
Comprehensive earnings for the year				(212)	(212)
Derivative — change in fair value					1,182
Issuance of common stock under employee stock purchase and option plans	—	—	—	—	—
Retirement of common stock	—	—	—	—	—
Dividends paid	—	—	—	—	—
Stock Based Compensation	—	230	—	—	230
Balance at December 31, 2009	4,449,431	$ 16,367	$ 12,151	$ 1,114	$ 29,632

The accompanying notes are an integral part of these financial statements.

NOTE A: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
A summary of the significant accounting policies consistently applied in the preparation of the accompanying consolidated financial statements follows:

*1. **Principles of Consolidation.*** The Company consolidates the accounts of its wholly-owned subsidiaries, The Coast Distribution System (Canada) Inc. ("Coast Canada") and Eur-Asia Recreational Vehicle Accessories Taiwan Company ("Coast Taiwan"). Investments in unconsolidated affiliates are accounted for by the equity method. All material intercompany transactions have been eliminated.

*2. **Inventories.*** We are a wholesale distributor, and not a manufacturer or products and, therefore, all of our inventory consists of finished goods. Inventories are stated at the lower of cost (determined on a first-in, first-out basis) or net realizable value. We regularly assess the appropriateness of the inventory valuations with particular attention to obsolete, slow-moving and non-saleable inventory. Inventories consist primarily of replacement parts, supplies and accessories held for resale. At December 31, 2009 and 2008, our reserve for excess and obsolete inventory was $1,796,000 and $2,341,000, respectively.

*3. **Property, Plant and Equipment.*** Property, plant and equipment are stated at cost less accumulated depreciation and amortization. Depreciation and amortization are provided for in amounts sufficient to relate the cost of depreciable assets to operations over their estimated service lives, principally on a straight-line basis. The estimated lives used in determining depreciation and amortization are:

Buildings and improvements	12 – 40 years
Warehouse and office equipment	5 – 7 years
Automobiles	3 – 5 years

Leasehold improvements are amortized over the lives of the respective leases or the service lives of the improvements, whichever is shorter. Currently the amortization periods range from 5 to 15 years.

*4. **Revenue Recognition.*** Revenue from sales of products is recognized upon shipment. Shipping and handling costs that are billed to our customers are included in revenue. We provide our customers with a limited right of return. We establish an allowance for potential returns which reduces the amounts of our reported sales. We estimate the allowance based on historical experience with returns of like products and current economic data, which can affect the level at which customers submit product returns.

*5. **Segment Reporting.*** We have one operating segment, which is the distribution of recreational vehicle and boating replacement parts, supplies and accessories. We distribute our recreational vehicle and boating products from 17 distribution centers located throughout the United States and Canada. No single customer accounted for 10% or more of our net sales in 2009, 2008 or 2007.

*6. **Long-Lived Assets.*** Long-lived assets are reviewed for possible impairment at least annually or, more frequently, if and when events or changes in circumstances indicate the carrying amount of any of those assets may not be recoverable in full, by comparing the fair value of the long-lived asset to its carrying amount.

*7. **Foreign Currency Translation.*** Exchange adjustments resulting from foreign currency transactions are generally recognized in net earnings, whereas adjustments resulting from the translation of financial statements are reflected as a separate component of stockholders' equity. The functional currency of our Canadian subsidiary is the Canadian dollar.

*8. **Derivative Financial Instruments.*** We sometimes use derivatives to partially offset our exposure to fluctuations in certain foreign currencies. We do not enter into derivatives for speculative or trading purposes. Derivatives are recorded at fair value on the balance sheet and gains or losses resulting from changes in fair value of the derivative are recorded based on the derivative's hedge designation.

Net Investment Hedges

As a part of our risk management policy, we hedge certain portions of our net investment in our foreign operations. We have elected to designate those hedges for special hedge accounting treatment as net investment hedges. The derivatives are held at fair value on the balance sheet, with the effective portion of the hedge, including the time value of holding the investment, accounted for as an offset to the foreign currency translation effects accounted for as adjustments to Accumulative Other Comprehensive Income. We recorded $(212,165) and $20,615 in Accumulated Other Comprehensive Income (Loss) in fiscal 2009 and 2008, respectively as a result of the change in fair value of these instruments. We did not enter into any hedges prior to fiscal 2008. There were no material amounts of ineffectiveness recorded during either fiscal 2009 or fiscal 2008. No derivative contracts were in place at December 31, 2009. As of December 31, 2008 we held derivative contracts to buy Canadian Dollars at fixed strike prices with a notional value of $4,180,000 United States Dollars.

We have used foreign exchange put option contracts to hedge our net investment in our Canadian subsidiary from changes in Canadian Dollar exchange rate movements. These foreign exchange option contracts, carried at fair value, usually have a maturity of 12 months or less.

We documented all hedging relationships at the inception of the hedge and have ensured that hedges are highly effective in offsetting changes in the value of net investment of its foreign subsidiaries. We record all changes in the value of these net investment hedges in Accumulated Other Comprehensive Income unless and until such time that there is a substantial liquidation of the subsidiary, when the amounts recorded in Accumulated Other Comprehensive Income would be recognized currently in income.

9. Income Taxes. We provide a deferred tax expense or benefit equal to the net change in the deferred tax liability or asset during the year. Deferred income taxes represent tax deductions and tax loss carryforwards and future net tax effects resulting from temporary differences between the financial statement and tax basis of assets and liabilities, using enacted tax rates. A valuation allowance is provided against deferred tax assets if and to the extent we determine that it is not more likely than not that the deferred tax asset will be realized in full.

10. Use of Estimates. In preparing financial statements in conformity with accounting principles generally accepted in the United States of America ("GAAP"), management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements, as well as revenues and expenses during the reporting period. Actual results could differ from those estimates.

11. Earnings (loss) per Share. Basic earnings (loss) per share for any period are computed using the weighted average number of common shares outstanding during that period. Diluted earnings per share are computed using the weighted average number of common and potentially dilutive securities outstanding during the period. Potentially dilutive securities consist of the incremental common shares issuable upon exercise of stock options (using the treasury stock method). Potentially dilutive securities are excluded from the computation if their effect is anti-dilutive.

Options to purchase 452,000 shares in 2009 were excluded from the computation of diluted earnings per share because the respective exercise prices per share of those options were greater than the average market price of our shares of common stock during the year, or because by including the unvested compensation expense associated with the options, the calculation of common stock equivalents under the treasury method would be anti-dilutive. Options to purchase 597,333 shares in 2008 were excluded from the computation of diluted earnings per share because the Company incurred a loss for 2008 and the inclusion of the shares would have been anti-dilutive. Options to purchase 278,000 shares in 2007 were excluded from the computation of diluted earnings per share because the respective exercise prices per share of those options were greater than the average market price of our shares of common stock during that year.

12. Fair Value Measurement of Financial Assets and Liabilities. We apply fair value accounting for all financial assets and liabilities and non-financial assets and liabilities that are recognized or disclosed at fair value in the financial statements on a recurring basis. We define fair value as the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When determining the fair value measurements for assets and liabilities that are required to be recorded at fair value, we consider the principal or most advantageous market in which we would transact and the market-based risk measurements or assumptions that market participants would use in pricing the asset or liability, such as inherent risk, transfer restrictions and credit risk.

GAAP establishes a three-tier fair value hierarchy, which prioritizes the inputs used in measuring the fair values of financial and non-financial assets and liabilities. These tiers consist of:

Level 1: Quoted market prices in active markets for identical assets or liabilities
Level 2: Observable market based inputs or unobservable inputs that are corroborated by market data
Level 3: Unobservable inputs that are not corroborated by market data

The following table summarizes the fair value measurements (in thousands of dollars), of our financial assets (cash, cash equivalents and a derivative instrument that we purchased to hedge our foreign currency risk in Canada):

	At December 31, 2009		
	Total	Quoted market prices in active markets (Level 1)	Significant other observable inputs (Level 2)
Derivative Asset	$—	$—	$—
Cash and Cash Equivalents	$ 5,561	$ 5,561	$—

	At December 31, 2008		
	Total	Quoted market prices in active markets (Level 1)	Significant other observable inputs (Level 2)
Derivative Asset	$ 286	$—	$ 286
Cash and Cash Equivalents	$ 1,860	$ 1,860	$—

We use the income approach to value derivatives, using observable Level 2 market expectations at measurement date and standard valuation techniques to convert future amounts to a single discounted present amount, assuming that participants are motivated but not compelled to transact. Level 2 inputs are limited to quoted prices that are observable for the asset and liabilities, which include interest rate and credit risk. We have used mid market pricing as a practical expedient for fair value measurements. Key inputs for currency derivatives are the spot rate, option strike, interest rates, volatilities, and credit derivative markets. The spot rate for each currency is the same spot rate used for all balance sheet translations at the measurement date and sourced from the Wall Street Journal. Six month credit default swap spreads identified per counterparty at month end in Bloomberg are used to discount derivative assets all of which have tenors less than 12 months. When applicable, we discount derivative liabilities to reflect the potential credit risk to counterparties and have used the spread over LIBOR on the most recent corporate borrowing rate.

13. Accounts Receivable and the Allowance for Doubtful Accounts. The majority of our accounts receivable are due from RV and boat dealers, supply stores and service centers. Credit is extended to a customer based on evaluation of its financial condition and, generally, collateral is not required. We maintain allowances for doubtful accounts for estimated losses that would result from the inability of customers to make required payments on their accounts. We regularly evaluate the adequacy of the allowance for doubtful accounts. We estimate potential losses on our accounts receivable on the basis of the aging of accounts receivable balances, a review of significant past due accounts, and our historical write-off experience, net of recoveries. If the financial condition of our customers were to deteriorate, whether due to deteriorating economic conditions generally or otherwise, adversely affecting their ability to make payments, we would make additional provisions to increase the allowance for doubtful accounts.

14. Stock Based Compensation. The Company accounts for stock based compensation in accordance with ASC 718, Stock Compensation, which requires the recognition of the fair value of stock compensation as an expense in the calculation of net income (loss). The Company recognizes stock compensation expense in the period in which the employee is required to provide service, which is generally over the vesting period of the individual equity instruments. Stock options issued in lieu of cash to non-employees for services performed are recorded at the fair value of the options at the time they are issued and are expensed as service is provided.

15. Warranty Costs. We generally do not independently warrant the products that we distribute. Instead, the manufacturers of the products that we distribute warrant the products and allow us to return defective products, including those that have been returned to us by our customers. However, we sell a line of portable and standby generators under a product supply arrangement which obligates us to provide warranty services for these products and to share the costs of providing those services with the manufacturer. The warranty period is 24 months following the sale of the product to a retail customer. Accordingly, we maintained a warranty reserve for these products of $358,000 and $418,000 at December 31, 2009 and 2008, respectively. The actual amounts that we may become obligated to pay with respect to warranty claims on these products may differ from the amounts that were set aside in those reserves, because the reserves have been established on the basis not only of experience, but also on estimates that we have made regarding expected warranty returns and costs in the future and actual warranty experience may differ from those estimates.
We do maintain insurance to protect us against product liability claims relating to all of the products we distribute and sell, including the generator products.

16. Recent Accounting Pronouncements. With the exception of those discussed below, there have been no recent accounting pronouncements or changes in accounting pronouncements during the year ended December 31, 2009, that we believe are of significance, or potential significance to the Company based upon current operations.

In June 2009, the FASB established the FASB Accounting Standards Codification ("Codification") as the source of authoritative accounting principles recognized by the FASB to be applied in the preparation of financial statements in conformity with GAAP. It also explicitly recognizes rules and interpretive releases of the SEC under federal securities laws as authoritative GAAP for SEC registrants. We adopted this Codification in the three months ended September 30, 2009. Adoption of this Codification has not had a material effect on our financial condition, results of operations or cash flows.

In December 2007, the FASB issued guidance that establishes new accounting and reporting standards with respect to an entity's non-controlling interest in a subsidiary and for the deconsolidation of a subsidiary. This guidance requires that a non-controlling minority interest in a subsidiary be reported by its parent entity as equity, rather than as a liability, on the parent entity's balance sheet. Additionally, this guidance requires disclosure with respect to the consolidated net income attributable to the parent entity and to the non-controlling interest in a subsidiary, respectively, to be set forth on the face of the parent entity's income statement. The guidance became effective for fiscal years beginning on or after December 15, 2008. We adopted the guidance effective as of January 1, 2009. That adoption has not had a material effect on our financial condition, results of operations or cash flows.

In June 2009, the FASB issued new guidance which provides for the elimination of the concept of qualifying special purpose entities. It also replaces the quantitative-based risks and rewards calculation for determining which enterprise has a controlling financial interest in a variable interest entity with an approach focused on identifying which enterprise has (i) the power to direct the activities of the variable interest entity, (ii) the right to receive benefits from that entity and (iii) the obligation to absorb any losses incurred by such an entity. Additionally, the guidance requires an ongoing assessment of whether a company is the primary beneficiary of a variable interest entity. The guidance became effective for the Company on January 1, 2010. We do not expect the adoption of this guidance to have a material effect on our financial condition, results of operation or cash flows.

Effective April 1, 2009, we adopted the FASB's guidance on subsequent events. That guidance is intended to establish general standards of accounting for, and disclosure of, material events that occur after the balance sheet date but before financial statements are issued.

In October 2009, the FASB amended its rules regarding the accounting for multiple element revenue arrangements. The objective of the amendment is to allow vendors to account for revenue for different deliverables separately as opposed to part of a combined unit when those deliverables are provided at different times. Specifically, this amendment addresses how to separate deliverables and simplifies the process of allocating revenue to the different deliverables when more than one deliverable exists. The new rules are effective for us beginning January 1, 2011. We are in the process of evaluating the impact that this amendment will have on our Consolidated Financial Statements.

In January 2010, we adopted the applicable sections of the FASB's guidance on earnings per share that addresses whether instruments granted in Share-based payment transactions are participating securities. These sections conclude that unvested share-based payment awards that contain nonforfeitable rights to dividends or dividend equivalents (whether paid or unpaid) are participating securities and shall be included in the computation of basic earnings per share pursuant to the two-class method. We do not believe that the adoption of these applicable sections will have a material effect on our financial condition, results of operations or cash flows.

In January 2010, the FASB issued new guidance for improving disclosures about Fair Value Measurements. This guidance requires new disclosures regarding transfers in and out of Level 1 and Level 2 fair value measurements, as well as requiring the presentation, on a gross basis, of information about purchases, sales, issuances and settlements in Level 3 fair value measurements. This guidance also clarifies existing disclosures regarding the level of disaggregation, inputs and valuation techniques. This guidance is effective for interim and annual reporting periods beginning after December 15, 2009 and will be effective for the Company on March 31, 2010. Disclosures about purchases, sales, issuances and settlements in the roll forward of activity in Level 3 fair value measurements are effective for fiscal years beginning after December 15, 2010 and will be effective for the Company on March 31, 2010.

NOTE B: PROPERTY, PLANT AND EQUIPMENT

Property and equipment consist of the following at December 31:

	2009	2008
	(In thousands)	
Warehouse equipment	$ 5,530	$ 5,441
Office equipment	6,019	5,971
Leasehold improvements	1,657	1,570
Automobiles	252	209
	13,458	13,191
Less accumulated depreciation and amortization	(11,266)	(10,406)
	$ 2,192	$2,785

NOTE C: LONG-TERM OBLIGATIONS

Long-term obligations consist of the following at December 31:

	2009	2008
	(In thousands)	
Secured notes payable to bank due May 31, 2011	$ 9,637	$ 16,966
Capital lease obligations	112	247
	9,749	17,213
Current portion	112	135
	$ 9,637	$ 17,078

Secured Notes Payable to Bank

The secured notes payable to bank evidence borrowings under a revolving credit facility which are collateralized by substantially all of our assets. The maturity date of the revolving credit facility is July 10, 2011. The credit line agreement permits us to borrow up to the lesser of (i) $25,000,000, or (ii) an amount equal to 80% of the value of our eligible accounts receivable and 50% of the value of our eligible inventory. Interest is payable at the bank's prime rate (3.25% at December 31, 2008) plus 2.25% or, at the Company's option but subject to certain limitations, borrowings will bear interest at the bank's LIBOR rate (.23125% at December 31, 2009) plus 4%.

The credit line agreement with the bank contains certain financial covenants, including a quarterly pre-tax income covenant through March 2010 and a fixed charges covenant beginning June 2010. That agreement also prohibits us from paying cash dividends or repurchasing our shares without the prior approval of the bank lender.

NOTE D: COMMITMENTS

Operating Leases

We lease our corporate offices, warehouse facilities, and some of our office equipment. These leases are classified as operating leases as they do not meet the required capitalization criteria. The office and warehouse leases expire over the next twelve years.

Minimum future rental commitments under non-cancelable operating leases as of December 31, 2009, in thousands of dollars, are as follows:

Year Ending December 31,	
2010	$ 4,564
2011	3,853
2012	2,675
2013	2,380
2014	2,050
Thereafter	5,273
	$ 20,795

Rent expense charged to operations amounted to $4,519,000 in 2009, $4,492,000 in 2008, and $4,445,000 in 2007.

Legal Proceedings

The Company is subject to legal proceedings, claims and litigation arising in the ordinary course of business, including product liability and personal injury and intellectual property litigation. While the outcome of currently pending litigation is not yet determinable, based on the information currently available to us, we do not expect that any liabilities or costs that might be incurred to resolve these matters will have a material adverse effect on our financial condition, results of operations or cash flows.

NOTE E: STOCK OPTIONS AND STOCK PURCHASE PLANS

In August 2008, our shareholders approved the 2008 Equity Incentive Plan (the "2008 Plan"), which provides for the grant of equity incentives, consisting of options, stock appreciation rights, restricted stock and restricted stock units, to officers, other key employees, directors and consultants. The 2008 Plan initially set aside, for the grant of such equity incentives, 300,000 shares of our common stock, plus an additional 41,500 shares which was equal to the total of the shares that were then available for the grant of new options under our previously approved stock incentive plans. At the same time, those 41,500 shares ceased to be issuable under those plans. Options to purchase a total of 196,000 shares of our common stock granted under the 2008 plan were outstanding at December 31, 2009.

Options to purchase 511,667 shares of our common stock granted under previous plans were outstanding December 31, 2009. The 2008 Plan provides that if any of those options expire or are terminated, rather than being exercised, the shares that had been issuable under those options will thereupon become available for the grant of equity incentives under the 2008 Plan.

The fair value of each option was estimated as of the date of grant using a binomial model. This model incorporates certain assumptions including a risk-free market interest rate, expected dividend yield of the underlying common stock, expected option life and expected volatility in the market value of the underlying common stock.

We used the following assumptions in estimating the fair value of the options issued in the periods indicated below:

	Year Ended December 31, 2009	2008	2007
Stock Option Plans			
Expected volatility	57.0%	42.0%	46.0%
Risk free interest rates	1.76%	2.6%	4.5%
Expected dividend yields	N/A	5.4%	3.6%
Expected lives	3 years	3 years	4 years
Stock Purchase Plan [1]			
Expected volatility	N/A	N/A	40.0%
Risk free interest rates	N/A	N/A	4.9%
Expected dividend yields	N/A	N/A	3.6%
Expected lives	N/A	N/A	1 year

(1) As noted above, the Stock Purchase Plan expired in 2007, and, therefore, no stock based compensation awards were granted under the Plan in 2008 or 2009.

Expected volatilities are based on the historical volatility of the Company's common stock. The risk free interest rate is based upon market yields for United States Treasury debt securities. The expected dividend yield is based upon the Company's dividend policy and the fair market value of the Company's shares at the time of grant. Expected lives are based on several factors including the average holding period of outstanding options, their remaining terms and the cycle of our long range business plan.

The following table summarizes stock option activity during the years ended December 31, 2009 and 2008:

Year Ended December 31, 2009	Shares	Weighted-Average Exercise Price	Weighted-Average Remaining Contractual Term	Aggregate Intrinsic Value
Outstanding at Dec. 31, 2008	597,333	$ 6.26		
Granted	193,000	1.14		
Exercised	—	—		
Forfeited	(82,666)	5.13		
Outstanding at Dec.31, 2009	707,667	$ 4.99	4.0 years	$ 1,031,000
Exercisable at Dec. 31, 2009	339,167	$ 6.08	3.7 years	$ 620,000

Year Ended December 31, 2008	Shares	Weighted-Average Exercise Price	Weighted-Average Remaining Contractual Term	Aggregate Intrinsic Value
Outstanding at Dec. 31, 2007	488,333	$ 6.51		
Granted	113,000	5.05		
Exercised	—	3.13		
Forfeited	(4,000)	—		
Outstanding at Dec. 31, 2008	597,333	$ 6.26	4.4 years	$ 800
Exercisable at Dec. 31, 2008	237,833	$ 5.27	4.2 years	$ 800

The aggregate intrinsic value in each of the tables above represents the total pre-tax intrinsic value (the aggregate difference between the closing stock price of the Company's common stock on December 31, 2009 or 2008, respectively, and the exercise price for in-the-money options that would have been received by the option holders if all in-the-money options had been exercised on December 31, 2009 or 2008, respectively. There were no options exercised during 2009 or 2008.

The weighted-average grant-date values of options granted during the years ended December 31, 2009 and 2008 were $0.64 and $1.33, respectively.

A summary of the status of the Company's nonvested stock options as of December 31, 2007 and changes during the years ended December 31, 2009 and 2008 is presented below:

	Shares	Weighted Average Grant Date Fair Value
Nonvested at December 31, 2008	359,500	$ 2.11
Granted	193,000	0.63
Vested	(159,650)	2.02
Forfeited	(24,350)	1.99
Nonvested at December 31, 2009	368,500	$ 1.38

	Shares	Weighted Average Grant Date Fair Value
Nonvested at December 31, 2007	354,500	$ 2.44
Granted	113,000	1.33
Vested	(108,000)	2.37
Forfeited	—	—
Nonvested at December 31, 2008	359,500	$ 2.11

As of December 31 2009 and 2008, there was $289,700 and $407,300, respectively, of total unrecognized compensation cost related to nonvested options granted under the Company's option plans. At December 31, 2009 and 2008, those costs were expected to be recognized over a weighted average period of 1.3 years and 1.6 years, respectively.
A summary of the Company's stock option plans is presented below:

	2009		2008		2007	
	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price
Outstanding at beginning of year	597,333	$ 6.26	488,333	$ 6.51	437,333	$ 5.16
Granted	193,000	1.14	113,000	5.05	158,000	8.16
Exercised	—	—	(4,000)	(3.13)	(93,000)	(3.19)
Forfeited	(82,666)	$ (5.13)	—	$ —	(14,000)	$ (5.06)
Outstanding at end of year	707,667	$ 4.99	597,333	$ 6.26	488,333	$ 6.51
Exercisable at end of year	339,167	$ 6.08	237,833	$ 5.27	133,833	$ 4.35
Weighted average fair value per option granted	$ 0.64		$ 1.33		$ 2.57	

The following information applies to options outstanding at December 31, 2008:

Range	Outstanding Options	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life (Years)	Option Exercisable	Weighted Average Exercise Price
$ 0.63 – $3.50	263,667	$ 1.56	3	75,667	$ 2.58
$ 4.75 – $9.80	444,000	$ 7.03	4	263,500	$ 7.09
$ 0.63 – $9.80	707,667	$ 4.99	4	339,167	$ 6.08

As of December 31, 2009, a total of 682,621 shares of our common stock were subject to outstanding stock options that were exercisable or were expected to become exercisable in the future.

NOTE F: EMPLOYEE BENEFIT PLAN

The Company has a profit sharing plan in which all full-time employees are eligible to participate beginning the first quarter following the completion of three months of employment with the Company or any of its subsidiaries. This plan allows participants to make pretax contributions and apply for and secure loans from their account. The plan permits the Company to make discretionary contributions to be determined annually by the Company's Board of Directors or Compensation Committee. The Company made no contributions to the plan in 2007, 2008 or 2009.

NOTE G: FOREIGN OPERATIONS

A summary of the Company's operations by geographic area is presented below for the years ended December 31:

	2009	2008 (In thousands)	2007
Sales to external customers			
United States	$ 78,345	$ 95,788	$ 121,889
Canada	24,856	36,449	42,404
Other	—	—	—
Operating income			
United States	$ (198)	$ (3,116)	$ (366)
Canada	1,037	978	3,012
Other	56	191	4
Identifiable assets			
United States	$ 33,163	$ 42,258	$ 54,993
Canada	11,403	9,784	13,463
Other	906	417	851

NOTE H: INCOME TAXES

Pretax income for the years ending December 31, 2009, 2008 and 2007 was taxed under the following jurisdictions:

	Year Ended December 31,		
	2009	2008 (In thousands)	2007
Domestic	$ (691)	$ (4,222)	$ (1,969)
Foreign	895	1,005	2,544
	$ 204	$ (3,217)	$ 575

The provision for income taxes is summarized as follows for the year ended December 31:

	Year Ended December 31,		
	2009	2008 (In thousands)	2007
Current:			
Federal	$ (1)	$ (726)	$ (519)
State	85	(111)	42
Foreign	317	318	980
	401	(519)	503
Deferred:			
Federal	$ (231)	$ (517)	$ (73)
State	(43)	(422)	13
Foreign	(22)	80	(83)
	$ (296)	$ (859)	$ (143)
	$ 105	$ (1,378)	$ 360

Deferred tax assets (liabilities) are comprised of the following at December 31:

	2009	2008
	(In thousands)	
Deferred tax assets		
Inventory	$ 1,358	$ 1,507
Bad debt provision	208	402
Property, plant and equipment	54	50
Deferred credits	1,245	1,280
Loss carryforwards	908	729
Rent	176	179
Other	238	280
Gross deferred tax assets	4,187	4,427
Less valuation allowance	(1,161)	(1,166)
	$ 3,026	$ 3,261
Deferred tax liabilities		
Investment in affiliates	$ (10)	$ (20)
Property, plant and equipment	(139)	(157)
Unremitted earnings of foreign affiliates	(78)	(70)
Gross deferred tax liabilities	(227)	(247)
Net deferred tax assets(1)	$ 2,799	$ 3,014

(1) Of the total deferred tax assets, $1,908,000 and $2,301,000 in 2009 and 2008, respectively, is included in current assets and $891,000 and $713,000 in 2009 and 2008, respectively, of long term deferred income taxes is included in other long term assets.

A reconciliation between actual tax expense for the year and expected tax expense is as follows:

	2009	2008 (In thousands)	2007
Earnings before income taxes	$ 204	$ (3,217)	$ 575
Expected income tax expense at 34%	$ 69	$ (1,094)	$ 196
Difference in rates on earnings of foreign operations	(19)	63	55
Stock based compensation and other nondeductible expenses	95	173	172
State taxes and credits (net of federal benefit)	(5)	(1,571)	(41)
Change in valuation allowance	(5)	1,100	—
Unremitted earnings of foreign subsidiaries	8	(3)	12
Exclusion of earnings of foreign affiliates	(58)	(38)	(49)
Other	20	(8)	15
Income tax provision	$ 105	$ (1,378)	$ 360

Deferred income taxes have been provided on the undistributed earnings of certain foreign subsidiaries where it is contemplated that earnings will not be reinvested.

The total of the operating loss carryforwards available for federal and state income tax purposes at December 31, 2009 were $1,605,000 and $4,625,000, respectively. The earliest carryforwards begin to expire in 2012. At December 31, 2009, foreign tax credit carryforwards available for federal income tax purposes totaled $66,000, which expire in 2015. State targeted tax area credit carryforwards of $1,245,000 are available with no expiration dates.

It is our policy to classify interest and penalties as a component of tax expense. At December, 31, 2009 we had $241,000 of unrecognized tax benefits of which $33,000 impacted the effective tax rate. Interest and penalties were $90,000 as of December 31, 2009, of which $75,000 was included in the balance sheet and $15,000 was included as an expense in the current year income statement as unrecognized tax benefits.

The Company or one of its subsidiaries files income tax returns in the US federal jurisdiction, various states, and foreign jurisdictions. With few exceptions, we are no longer subject to tax examinations by taxing authorities for years before 2004. We do not anticipate total unrecognized tax benefits will change significantly during the year ending December 31, 2010 due to the expiration of statutes of limitations.

A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows:

Unrecognized Tax Benefits (in thousands):	2009	2008
Balance as of January 1,	$ 208	$ 179
Additions for tax positions related to the current year	33	29
Additions for tax positions related to prior years	—	—
Reductions for tax positions of prior years	—	—
Settlements	—	—
Balance as of December 31,	$ 241	$ 208

NOTE I: EARNINGS PER SHARE

We calculate basic earnings per share (EPS) of common stock by dividing the Company's net income by the weighted-average number of common shares outstanding for the period. The calculation of diluted EPS assumes the issuance of common stock for all potentially dilutive share equivalents outstanding. Set forth below are the computations for basic and diluted earnings per share:

	Year Ended December 31, 2009	2008 (In thousands)	2007
Numerator:			
Net earnings (loss)	$ 99	$ (1,839)	$215
Denominator:			
Weighted average shares outstanding	4,449	4,446	4,429
Dilutive effect of stock options	45	—	97
Denominator for diluted earnings per share	4,494	4,446	4,526

NOTE J: ACCRUED LIABILITIES

Accrued liabilities consist of the following at December 31:

	2009 (In thousands)	2008
Payroll and related benefits	$ 524	$ 704
Rent	489	483
Income and other taxes	707	373
Other	1,429	1,909
	$ 3,149	$ 3,469

NOTE K: SIGNIFICANT CONCENTRATIONS

Our ability to satisfy demand for our products may be limited by the availability of those products from our suppliers. We purchase air conditioners from Airxcel, Inc. ("Airxcel"). Those purchases accounted for approximately 18%, 15%, and 10% of our total product purchases in 2009, 2008, and 2007, respectively. We purchase towing products from Thule Towing Systems, LLC. ("Thule"), formerly known as Valley Industries, Inc. Those purchases amounted to 5%, 6% and 6% of our total product purchases in 2009, 2008, and 2007, respectively. We purchase generators from WUXI Kipor Power Co. Ltd. These purchases accounted for 6% of our total product purchases in each of 2008 and 2007.

Concentration of Credit Risk

We maintain bank accounts with high quality financial institutions to minimize credit risk. However, our deposit balances may periodically exceed federal deposit insurance limits.

NOTE L: QUARTERLY FINANCIAL DATA

	Quarter Ended			
	March 31, 2009	June 30, 2009	Sept. 30, 2009	Dec. 31, 2009
	(Unaudited)			
Revenues	$ 23,198	$ 33,138	$ 29,596	$ 17,269
Gross profit	4,323	6,628	6,132	2,364
Net earnings (loss)	(888)	1,162	902	(1,077)
Net earnings (loss) per share — diluted	(0.20)	0.26	0.20	(0.24)

	Quarter Ended			
	March 31, 2008	June 30, 2008	Sept. 30, 2008	Dec. 31, 2008
	(Unaudited)			
Revenues	$ 39,468	$ 41,217	$ 34,683	$ 16,869
Gross profit	7,912	8,826	6,197	1,677
Net earnings (loss)	(850)	1,561	(290)	(2,260)
Net earnings (loss) per share — diluted	(0.19)	0.35	(0.07)	(0.51)

Schedule II

Valuation and Qualifying Accounts: December 31, 2007, 2008 and 2009

Description	Balance at Beginning of Period	Additions	Deductions [1]	Balance at End of Period
Allowance for doubtful accounts:				
Year Ended December 31, 2007	$ 1,376,000	$ 499,556	$ 371,556	$ 1,504,000
Year Ended December 31, 2008	$ 1,504,000	$ 601,506	$ 706,506	$ 1,399,000
Year Ended December 31, 2009	$ 1,399,000	$ —	$ 659,000	$ 740,000

Description	Balance at Beginning of Period	Additions	Deductions[1]	Balance at End of Period
Allowance for obsolete or slow-moving inventory:				
Year Ended December 31, 2007	$ 2,760,000	$ 236,000	$ 426,000	$ 2,570,000
Year Ended December 31, 2008	$ 2,570,000	$ 130,000	$ 359,000	$ 2,341,000
Year Ended December 31, 2009	$ 2,341,000	$ —	$ 545,000	$ 1,796,000

Description	Balance at Beginning of Period	Additions	Deductions[1]	Balance at End of Period
Valuation allowance for deferred tax assets:				
Year Ended December 31, 2007	$ 66,000	$ —	$ —	$ 66,000
Year Ended December 31, 2008	$ 66,000	$ 1,100,000	$ —	$ 1,166,000
Year Ended December 31, 2009	$ 1,166,000	$ —	$ 5,000	$ 1,161,000

(1) Net operating loss carryforwards used or expired.

Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosures

None.

Item 9A(T). Controls and Procedures

Disclosure Controls and Procedure

We maintain disclosure controls and procedures that are designed to ensure that information required to be disclosed in our reports under the Securities Exchange Act of 1934, as amended (the "Exchange Act") is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the Securities and Exchange Commission (the "SEC"), and that such information is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, to allow timely decisions regarding required disclosure. In designing and evaluating our disclosure controls and procedures, our management recognized that any system of controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives, as ours are designed to do, and management necessarily was required to apply its judgment in evaluating the cost-benefit relationship of possible controls and procedures.

In accordance with SEC rules, an evaluation was performed under the supervision and with the participation of our Chief Executive Officer and Chief Financial Officer of the effectiveness, as of December 31, 2009, of the Company's disclosure controls and procedures (as defined in Rule 13a-15(e) under the Exchange Act). Based on that evaluation, our Chief Executive Officer and Chief Financial Officer concluded that, as of December 31, 2009, the Company's disclosure controls and procedures were effective to provide reasonable assurance that information required to be disclosed in our reports that we file under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms and that such information is accumulated and communicated to management, including our Chief Executive Officer and Chief Financial Officer, to allow timely decisions regarding required disclosure.

Changes in Internal Control Over Financial Reporting

There were no changes in our internal control over financial reporting that occurred during the quarter ended December 31, 2009, that has materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Management's Report on Internal Control Over Financial Reporting

Management of The Coast Distribution System, Inc. is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) under the Securities Exchange Act of 1934. Our internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with accounting principles generally accepted in the United States of America. Internal control over financial reporting includes those written policies and procedures that:

- pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of our assets;
- provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with accounting principles generally accepted in the United States of America;
- provide reasonable assurance that our receipts and expenditures are being made only in accordance with authorization of our management and board of directors; and
- provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of assets that could have a material effect on our consolidated financial statements.

Internal control over financial reporting includes the controls themselves, monitoring and internal auditing practices and actions taken to correct deficiencies as identified.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risks that controls may become inadequate because of changes in conditions or because the degree of compliance with the policies or procedures may deteriorate.

Management's Assessment and Determination

Our management assessed the effectiveness of the Company's internal control over financial reporting as of December 31, 2009, based on criteria for effective internal control over financial reporting described in "Internal Control — Integrated Framework" issued by the Committee of Sponsoring Organizations of the Treadway Commission. Management's assessment included an evaluation of the design and the testing of the operational effectiveness of the Company's internal control over financial reporting. Management reviewed the results of its assessment with the Audit Committee of the Company's Board of Directors.

Based on this assessment, management determined that The Coast Distribution System, Inc. maintained effective internal control over financial reporting as of December 31, 2009.

This Annual Report on Form 10-K does not include an attestation report of the Company's registered public accounting firm regarding internal control over financial reporting. Management's report was not subject to attestation by the Company's registered public accounting firm pursuant to temporary rules of the Securities and Exchange Commission that permit the Company to provide only management's report in this Annual Report.

Item 9B. Other Information

None.

Part III

Item 10. Directors and Executive Officers of the Registrant and Corporate Governance

Directors of Registrant

The Board of Directors is divided into three classes. The Directors in each Class stand for election in successive years, for a term of three years. Robert S. Throop and Leonard P. Danna are the Class I Directors; John W. Casey and James Musbach are the Class II Directors; and Thomas R. McGuire and Ben A. Frydman are the Class III Directors. Set forth below is information regarding the Company's Directors:

Name	Age	Position	Director Since	Current Term Expires
Class I Directors:				
Robert S. Throop	72	Director	1995	2010
Leonard P. Danna	57	Director	2003	2010
Class II Directors:				
John W. Casey	68	Director	1998	2011
James Musbach	60	President, Chief Executive Officer and Director	2007	2011
Class III Directors:				
Thomas R. McGuire	66	Executive Chairman and Chairman of the Board	1977	2012
Ben A. Frydman	63	Director	1988	2012

CLASS I DIRECTORS

Robert S. Throop has served as a director of the Company since 1995. Until his retirement in late 1996, and for more than the prior five years, Mr. Throop was the Chairman and Chief Executive Officer of Anthem Electronics, Inc., which is a national distributor of semiconductor and computer products and was, during Mr. Throop's tenure as its Chairman and CEO, a New York Stock Exchange listed company. Mr. Throop served as a director of the Manitowoc Company, a publicly traded company that is a leading manufacturer of industrial cranes, until he retired from its board in 2007. Mr. Throop also is a director of Azerity, which is a privately owned business. Having been the CEO of a publicly owned national distribution company for many years, Mr. Throop brings to the Board a wealth of knowledge regarding the management and operation and the risks faced by product distribution companies.

Leonard P. Danna has served as a director of the Company and Chairman of the Audit Committee of the Board of Directors since November 2003. Mr. Danna is, and since April 1999 has been, an audit partner with the accounting firm of Vavrinek, Trine Day & Co., LLP. From August 1985 to April 1999, Mr. Danna was an audit partner with Grant Thornton LLP. As a result of his accounting experience, Mr. Danna is familiar with financial reporting requirements applicable to and financial issues faced by publicly traded companies, making him an effective member of Audit Committee, of which he is the Chairman.

CLASS II DIRECTORS

John W. Casey has served as a director of the Company since August 1998. From 1980 and until his retirement in 1994, Mr. Casey was President and Chief Executive Officer of Shurflo Pump Mfg. Company ("Shurflo"), which is engaged in the manufacture and sale of pumps used in pumping and circulating water or other liquids in a variety of products and equipment, including in recreational vehicles ("RVs") and soft drink dispensing machines. Mr. Casey also serves as a trustee of the Deschutes Land Trust. Having been the CEO of Shurflo, which is a supplier of products to the RV manufacturers and distributors, Mr. Casey brings to the Board considerable knowledge regarding the RV market generally and also the perspective of an aftermarket product manufacturer and supplier to the RV industry, which is valuable to the Board and management due to the Company's reliance on such manufacturers and suppliers for the products it sells.

James Musbach is and since April 2008 has been the Chief Executive Officer of the Company. From September 2006 until his promotion to CEO in 2008, Mr. Musbach was the Company's President and Chief Operating Officer and since November 2007 has been a member of the Board of Directors. From 1995 until 2004, Mr. Musbach was Executive Vice President of Raytek Corporation, a manufacturer of infrared non-contact temperature measurement tools, sensors and systems and, while at Raytek Mr. Musbach also served as General Manager of Raytek's Portable Products Division and, in that capacity, directed that Division's global operations. Prior to joining Raytek, Mr. Musbach held various executive positions, including Executive Vice President and General Manager and Vice President of Sales and Marketing, with Import Parts America, a North America automotive aftermarket importer and distributor with relationships in Asia and Europe. As a result, Mr. Musbach has extensive experience and knowledge about managing and growing businesses, managing foreign business relationships and developing and implementing product marketing and distribution programs. Such knowledge and experience already have been and will continue to be of considerable importance to the Company in implementing and expanding its proprietary products strategy and its initiative to sell products not only into the RV and boating markets, but also other markets, such as the outdoor power equipment market.

CLASS III DIRECTORS

Thomas R. McGuire is a founder of the Company and has been Chairman of the Board of the Company since its inception in 1977. Mr. McGuire also served as the Company's Chief Executive Officer from 1977 until April 2008, when he relinquished that position upon Mr. Musbach's promotion to CEO. Mr. McGuire retains the position of Executive Chairman of the Company and continues as Chairman of the Board of Directors. Having been the Company's founder and CEO, and having been the principal architect of its growth strategies, Mr. McGuire brings a wealth of knowledge to the Board regarding the Company's operations, markets and growth strategies.

Ben A. Frydman has served as a director of the Company since 1988. Mr. Frydman is, and for more than the past thirty years has been, engaged in the private practice of law, as a member and shareholder of Stradling Yocca Carlson & Rauth, a Professional Corporation, which provided legal services to the Company in 2009 and is providing legal services to the Company in 2010. Mr. Frydman received a Bachelor's Degree from UCLA in 1968 and graduated with honors with a J.D. Degree from Harvard Law School in 1973. Mr. Frydman has been the Company's outside counsel since 1983 and, in that capacity, has been an advisor to management and the Board in connection with virtually all of the Company's major corporate transactions and acquisitions and the implementation of its growth strategy. As a result, he has a keen knowledge of the Company's business and the management of business risks that the Company encounters in connection with its operations and growth strategies.

Executive Officers of Registrant

Information regarding the Executive Officers of the Registrant is set forth in Part I of this Report.

Family Relationships

There are no family relationships among any of the directors or executive officers of the Company.

The Board Of Directors

ROLE OF THE BOARD OF DIRECTORS. In accordance with Delaware law and our Bylaws, the Board of Directors oversees the management of the business and affairs of the Company. The members of the Board keep informed about our business through discussions with management of the Company, by reviewing analyses and reports sent to them by management and outside consultants, and by participating in Board and in Board committee meetings.

Our Board members are encouraged to prepare for and to attend all meetings of the Board and the Board committees of which they are members and all stockholder meetings. During the fiscal year ended December 31, 2009, the Board of Directors of the Company held a total of six meetings and all of the directors attended at least 80% of the total of those meetings and the meetings of the Board committees on which they served during 2009. All of our directors also attended the 2009 Annual Meeting of Stockholders.

Committees of the Board of Directors

The Board has two standing committees: an Audit Committee and a Compensation Committee. Information regarding the members of each of those Committees and their responsibilities and the number of meetings held by those Committees in 2009 is set forth below. The Board of Directors, as a whole, functions as the Board Nominating Committee.

AUDIT COMMITTEE AND FINANCIAL EXPERTS. The members of the Audit Committee are Leonard P. Danna, its Chairman, and Robert S. Throop and John W. Casey. The Board of Directors has determined that all of the members of the Audit Committee are independent within the meaning of the AMEX listed company rules and the enhanced independence requirements for audit committee members contained in Rule 10A-3 under the Securities Exchange Act of 1934, as amended. Our Board of Directors also has determined that each of Messrs. Danna and Throop meets the definition of "audit committee financial expert" adopted by the Securities and Exchange Commission (the "SEC"). The Audit Committee has a written charter that specifies its responsibilities, which include oversight of the financial reporting process and system of internal accounting controls of the Company, and appointment and oversight of the independent registered public accounting firm engaged to audit the Company's financial statements. Interested stockholders can obtain a copy of that charter at our Internet website at www.coastdistribution.com. To ensure independence, the Audit Committee meets separately with our outside auditors and members of management, respectively. The Audit Committee held a total of four meetings during fiscal 2009.

COMPENSATION COMMITTEE. The members of the Compensation Committee are John W. Casey, who serves as the Committee's Chairman, and Robert S. Throop and Leonard P. Danna, each of whom is an independent director (as defined in the AMEX listed company rules). The Compensation Committee (i) sets the salaries of the Company's executive officers, (ii) adopts incentive compensation and other benefit plans for our executive officers, and sets the performance targets and determines the incentive compensation awards under management bonus programs; and (iii) administers the Company's stock incentive plans and makes determinations with respect to the granting and terms of stock options and restricted shares granted under those plans. The Compensation Committee operates under a charter that sets forth the role and responsibilities of the Committee. A copy of that charter, which complies with applicable AMEX listed company rules, is accessible at our website at www.coastdistribution.com. The Compensation Committee held two meetings during fiscal 2009.

NOMINATING COMMITTEE. The Board of Directors has decided that the full Board should perform the functions of a nominating committee for the Company. It made that decision because the Board believes that selecting new Board nominees is one of the most important responsibilities the Board members have to our stockholders and, for that reason, all of the members of the Board should have the right and responsibility to participate in the selection process. Additionally, each of the Board members, other than Messrs. McGuire and Musbach, is an "independent director" within the meaning of the AMEX listed company rules that are applicable to membership on Board Nominating Committees and Mr. McGuire is the largest stockholder of the Company and Mr. Musbach is the Company's CEO and, in the opinion of the independent directors, they should have a role in the deliberations of the Board relating to the selection of directors. The Board has decided, however, that actions of the Board, in its role as Nominating Committee, can be taken only with the affirmative vote of a majority of the independent directors on the Board.

The Board's primary responsibility, when acting as Nominating Committee, is to identify and screen new candidates for Board membership. Our Board of Directors has adopted a charter setting forth the responsibilities of the Board when acting as Nominating Committee. A copy of that charter, which complies with applicable AMEX listed company rules, is accessible at our website at www.coastdistribution.com. The Board held one meeting during 2009 in its role as Nominating Committee.

Corporate Governance

Corporate Governance Guidelines

Our Directors believe that sound governance policies and practices provide an important framework to assist them in fulfilling their duties to the Company's stockholders. In May 2004, our Board adopted the following governance guidelines, which include a number of policies and practices under which our Board has operated for some time, together with concepts suggested by various authorities in corporate governance and the requirements under the AMEX listed company rules and the Sarbanes.Oxley Act of 2002. Some of the principal subjects covered by those guidelines include:

- ***Director Qualifications.*** Candidates for election to the Board will be evaluated on the basis of each candidate's independence and freedom from conflicts of interest, experience, knowledge, skills, expertise, integrity, ability to make independent analytical inquiries; his or her understanding of our business and the business environment in which we operate; and, his or her ability and willingness to devote adequate time and effort to Board responsibilities.

- ***Independence and Responsibilities of Directors.*** A majority of the Directors, but in no event less than three directors, will be independent directors (as defined in the AMEX listed company rules). Additionally, Directors are expected to act in the best interests of all stockholders; develop and maintain a sound understanding of our business and the industry in which we operate; prepare for and attend Board and Board committee meetings; and provide active, objective and constructive participation at those meetings.

- ***Director Access to Management.*** Directors are to be permitted access to members of management and members of management are to provide Board presentations regarding the functional areas of our business for which they are responsible.

- ***Adequate Funding for the Board and its Committees.*** The Company will provide the funding necessary to enable the Board of Directors and each of its committees to retain independent advisors as the Board, or such committees acting independently of the Board, deem to be necessary or appropriate.

- ***Director Participation in Continuing Education Programs.*** New directors will participate in programs designed to familiarize them with our business, strategic plans, significant financial, accounting and risk management issues, compliance programs, conflicts policies, code of business conduct and corporate governance guidelines. In addition, each incumbent director is expected to participate in continuing education programs relating to developments in the Company's business and to corporate governance.

- ***Annual Performance Evaluations.*** The Board and each Board committee will conduct an annual self-assessment of its performance.

- ***Executive Sessions Without Management.*** The independent directors of the Board will hold separate sessions, outside the presence of management, to consider and evaluate the performance of the Company and its management and such other matters as they deem appropriate. In addition, the Audit Committee shall meet separately with the Company's outside auditors.

Director Independence and Diversity

As discussed above, Coast's corporate governance guidelines require that the Board be comprised of at least a majority of independent directors. For a director to be considered independent, the Board must affirmatively determine that he does not have any direct or indirect material relationship with Coast that, in the opinion of the Board, would interfere with the exercise of that director's independent judgment in carrying out his responsibilities as a director.

A director will not be deemed to be an independent director if, within the preceding three years:

- The director was employed by Coast;

- An immediate family member of the director was employed as an executive officer of Coast;

- The director was employed by or affiliated with, or an immediate family member of the director was employed in a professional capacity by or affiliated with, Coast's independent registered public accounting firm;

- A present Coast executive officer was on the compensation committee of the board of directors of a company that concurrently employed the Coast director, or an immediate family member of the director, as an executive officer;

- The director, or an immediate family member of the director, received more than $60,000 in direct compensation from Coast during any month period within the preceding three years, other than director and committee fees and any deferred compensation for prior service (provided such deferred compensation is not contingent in any way on continued service with the Company); or

- The director, or an immediate family member of the director, is a partner, executive officer, or controlling stockholder of another company or professional entity (including any law firm or investment banking firm) to which Coast made, or from which Coast received, payments for property or services in the current or any of the past three fiscal years that exceeded the greater of (i) 5% of consolidated gross revenues of that company or professional entity for that year, or (ii) $200,000.

On the basis of the above criteria, the Board has determined that four of the Company's six directors are independent, including Mr. Frydman. As Messrs. McGuire and Musbach are executive officers of the Company, they are not deemed to be independent directors under the criteria set forth above. In determining that Mr. Frydman is independent, the other independent directors considered the fact that Mr. Frydman is a stockholder in the law firm of Stradling Yocca Carlson & Rauth, which provided legal services to Coast during the past three years and is providing legal services to Coast in 2010.

However, on the basis of the criteria set forth above and their evaluation of Mr. Frydman's past performance as a director, the other independent directors determined that his relationship did not interfere with the exercise of his independent judgment in carrying out his responsibilities as a director of Coast Distribution. The Board of Directors believes that differences in experience, knowledge, skills and viewpoints enhance the Board of Directors' performance. Accordingly, in its capacity as the Nominating Committee, the Board considers such diversity in selecting, evaluating and recommending proposed Board nominees. However, the Board of Directors has not implemented a formal policy with respect to the consideration of diversity for the composition of the Board of Directors.

Code of Business Conduct

We have adopted a Code of Business Conduct for our officers and employees that has been approved by the Board of Directors. The Code sets forth specific ethical policies and principles that apply to our Chief Executive Officer, Executive Chairman, Chief Financial Officer and other key accounting and financial personnel. A copy of our Code of Business Conduct is posted on our Internet website at www.coastdistribution.com. We also intend to disclose, on that website, any amendments to the Code and any waivers of its requirements that may be granted to our Chief Executive Officer, Executive Chairman or Chief Financial Officer. To date, no such waivers have been granted.

Communications with the Board

Stockholders and other parties interested in communicating with the non-management directors as a group may do so by writing to the Corporate Secretary, The Coast Distribution System, Inc., 350 Woodview Avenue, Morgan Hill, California 95037. The Corporate Secretary will review and forward to the appropriate member or members of the Board copies of all such correspondence that, in the opinion of the Corporate Secretary, deals with the functions of the Board or its committees or that she otherwise determines requires their attention. Concerns relating to accounting, internal controls or auditing matters will be brought promptly to the attention of the Chairman of the Audit Committee and will be handled in accordance with procedures established by that Committee.

The Audit Committee also has established a "financial integrity hotline" for (i) Company employees and others to be able to communicate, anonymously, to the Audit Committee any concerns or issues they may have regarding accounting or auditing matters and (ii) for the receipt, retention and treatment of those communications and any complaints received with respect to such matters.

Nomination of Directors

In identifying candidates for membership on the Board, the directors will seek recommendations from existing Board members and executive officers. In addition, the Board will consider any candidates that may be recommended by any of the Company's stockholders who make those recommendations in accordance with the procedures described below. The Board also has the authority to engage an executive search firm and other advisors as it deems appropriate to assist it in identifying qualified Board candidates. In assessing and selecting new candidates for Board membership, the Board of Directors will consider such factors, among others, as the candidate's independence and freedom from conflicts of interest, experience, knowledge, skills and expertise, as demonstrated by past employment and board experience and the candidate's reputation for integrity. When selecting a nominee from among candidates considered by the Board, it will conduct background inquiries of and interviews with the candidates the Board members believe are best qualified to serve as directors of the Company. The Board members will consider a number of factors in making their selection of a nominee from among those candidates, including, among others, whether the candidate has the ability, willingness and enthusiasm to devote the time and effort required of members of the Board; the candidate's independence, including whether the candidate has any conflicts of interest or commitments that would interfere with the candidate's ability to fulfill the responsibilities of a director; whether the candidate's skills and experience would add to the overall competencies of the Board; and whether the candidate has any special background or experience relevant to the Company's business.

STOCKHOLDER RECOMMENDATION OF BOARD CANDIDATES. Any stockholder desiring to submit a recommendation for consideration by the Board of a candidate that the stockholder believes is qualified to be a Board nominee at any annual stockholders meeting may do so by submitting that recommendation in writing to the Board not later 120 days prior to the first anniversary of the date on which the proxy materials for the prior year's annual meeting were first sent to stockholders. However, if the date of an annual meeting has been changed by more than 30 days from the anniversary date of the prior year's annual meeting, the recommendation must be received within a reasonable time before the Company begins to print and mail its proxy materials for that annual meeting. In addition, the recommendation should be accompanied by the following information: (i) the name and address of the nominating stockholder and the person that the nominating stockholder is recommending for consideration as a candidate for Board membership; (ii) the number of shares of voting stock of the Company that are owned by the nominating stockholder, his or her recommended candidate and any other stockholders known by the nominating stockholder to be supporting the nomination of that candidate; (iii) a description of any arrangements or understandings that relate to the election of directors of the Company, between the nominating stockholder, or any person that (directly or indirectly through one or more intermediaries) controls, or is controlled by, or is under common control with, such stockholder, on the one hand, and the person that the nominating stockholder is recommending for election to the Board or any other person or persons (naming each such person), on the other hand; (iv) such other information regarding the recommended candidate as would be required to be included in a proxy statement filed pursuant to the proxy rules of the SEC; and (v) the written consent of the recommended candidate to be named as a nominee and, if nominated and elected, to serve as a director.

STOCKHOLDER NOMINATIONS. Our Bylaws provide that any stockholder also may nominate, at any annual meeting of stockholders, one or more candidates for election to the Board of Directors, by giving the Company written notice (addressed to the Secretary of the Company at the Company's principal offices) of such stockholder's intention to do so not later than 120 days prior to the first anniversary of the date on which the proxy materials for the prior year's annual meeting were first sent to stockholders. Such notice must be accompanied by the same information, described in the immediately preceding paragraph, regarding such candidate or candidates to be nominated for election to the Board and the nominating stockholder and the written consent of each such candidate to be named as a nominee and, if nominated and elected, to serve as a director. Any stockholder nomination at any annual meeting that does not comply with these Bylaw requirements will be ineffective and disregarded.

Section 16(a) Beneficial Ownership Reporting Compliance

Section 16(a) of the Securities Exchange Act of 1934 , as amended (the "Exchange Act"), requires each of our directors and executive officers, and any person who may own more than 10% of our common stock (a "10% Stockholder"), to file reports with the SEC containing information regarding such person's ownership and changes in ownership of our shares of Common Stock and of options to purchase shares of our Common Stock. Our directors and executive officers and 10% Stockholders are required by SEC regulations to furnish us with copies of all forms that each has filed pursuant to Section 16(a) of the Exchange Act.

Based solely on a review of the copies of such reports furnished to us during 2009 or written representations that no reports were required to be filed pursuant to Section 16(a) of the Exchange Act, to our knowledge all of our executive officers and directors and any 10% Stockholders complied with all Section 16(a) filing requirements in 2009.

Item 11. Executive Compensation

Summary Compensation Table

The following table sets forth the compensation received in the years ended December 31, 2009 and 2008 by the Company's Chief Executive Officer, and the next two highest paid executive officers whose aggregate cash compensation for services rendered to the Company in all capacities in 2009 exceeded $100,000 (collectively, the "NEOs" or "Named Executive Officers"):

Name and Principal Position	Year	Salary	Option Awards [3]	Non-Equity Incentive Compensation [4]	All Other Compensaton [5]	Total
James Musbach [1]	2009	$ 231,250	$ 67,040	$ —	$ 6,095	$ 304,385
President, CEO and	2008	250,000	40,800	—	5,980	296,780
Chief Operating Officer						
Thomas R. McGuire [2]	2009	$ 231,250	$ 28,510	$ —	$ 6,095	$ 265,855
Executive Chairman	2008	330,770	22,780	—	5,980	359,530
Sandra A. Knell [3]	2009	$ 190,550	$ 22,810	$ —	$ —	$ 213,360
EVP and Chief Financial Officer	2008	201,340	21,560	—	—	222,900

(1) Effective April 7, 2008, Mr. Musbach was promoted to the position of CEO. Although, as a result of that promotion, the Compensation Committee approved an increase in Mr. Musbach's annual base salary from $250,000 to $300,000, Mr. Musbach declined to accept that increase as his contribution to a Company cost reduction program. Mr. Musbach voluntarily reduced his annual base salary by 10%, effective February 1, 2009, in conjunction with a 10% "across-the-board" reduction in salaries and wages throughout the Company. As a result, Mr. Musbach's annual base salary is now, and since February 1, 2009 has been, $225,000. See "Narrative to Summary Compensation Table" below.

(2) Effective April 7, 2008, Mr. McGuire was appointed as Executive Chairman, a full time management position with the Company, and relinquished his position as Company CEO in conjunction with the promotion of Mr. Musbach as CEO in furtherance of the Board's management succession plan.. There was no change made to Mr. McGuire's compensation in connection with that change in his position. However, effective June 1, 2008, Mr. McGuire voluntarily reduced his annual base salary by $50,000, from $360,000 to $310,000, and effective December 1, 2008, he voluntarily reduced his annual base salary further, by $60,000, to $250,000 as his contributions to a Company cost reduction program. Like the other Named Executive Officers, Mr. McGuire voluntarily reduced his annual base salary by another 10%, effective as of February 1, 2009 and, as a result, Mr. McGuire's annual base salary is now, and since February 1 2009 has been, $225,000. See "Narrative to Summary Compensation Table" below.

(3) Like the other NEOs, Ms. Knell voluntarily reduced her annual base salary by 10%, effective as of February 1, 2009, to $185,000, in conjunction with a 10% "across-the-board" reduction in salaries and wages throughout the Company. See "Narrative to Summary Compensation Table" below.

(4) Amounts in this column represent the fair values of stock options at their respective grant dates in accordance with FASB ASC 718. The fair values of options were estimated using a binomial option valuation model which incorporates certain assumptions relating to a risk-free market interest rate, expected dividend yield of the Company's common stock, expected option life and expected volatility in the market value of our common stock. For additional information regarding the valuation methodology and the assumptions used in the estimation, please see Note E, "STOCK OPTIONS AND STOCK PURCHASE PLANS" to the Company's consolidated financial statements included in Item 8 of this Annual Report on Form 10-K.

(5) None of the NEOs received any non-equity incentive compensation awards for 2009 or 2008. See "Narrative to Summary Compensation Table" below.

(6) The other compensation received by Messrs. Musbach and McGuire in 2009 and 2008 consisted solely of automobile allowances to reimburse them for the expenses they incurred in using their personal automobiles on Company business.

Narrative to Summary Compensation Table

ANNUAL BASE SALARIES. Mr. Musbach served as the Company's President and Chief Operating Officer until April 2008, when he was promoted to Chief Executive Officer. Although the Compensation Committee approved an increase in Mr. Musbach's annual base salary from $250,000 to $300,000 in conjunction with his promotion to CEO, he declined to accept that increase as his contribution to a cost reduction program adopted by the Board in response to the economic recession and credit crisis which were adversely affecting the Company's results of operations and cash flows (the "Cost Reduction Program"). As a result, Mr. Musbach's annual base salary in 2008 was $250,000, unchanged from his annual base salary in 2007. Mr. Musbach also voluntarily reduced his annual base salary by 10%, effective as of February 1, 2009, in conjunction with a 10% "across-the-board" reduction in salaries and wages throughout the Company. As a result, in 2009 Mr. Musbach received 1 month of salary, calculated on the basis of an annual rate of $250,000, and 11 months of salary, calculated on the basis of an annual rate of $225,000, which is his current annual base salary.

In 2008, Mr. McGuire's annual base salary was $360,000. However, as his contribution to the Company's Cost Reduction Program, Mr. McGuire voluntarily reduced his annual base salary on two occasions in 2008: (i) a $50,000 reduction, effective June 1, 2008, bringing his annual base salary from $360,000 to $310,000 and (ii) an additional $60,000 reduction, effective December 1, 2008, bringing his annual base salary from $310,000 to $250,000, which was 30% lower than the amount of his annual base salary at the beginning of 2008. As a result, the salary paid to Mr. McGuire in 2008 totaled approximately $331,000, as compared to $360,000 in 2007. Mr. McGuire's annual base salary for 2009 reflects a full year of those two salary reductions in 2008 and an additional 10% voluntary reduction that became effective February 1, 2009. As a result, in 2009 Mr. McGuire received 1 month of salary, calculated on the basis of an annual rate of $250,000, and 11 months of salary, calculated on the basis of an annual rate of $225,000, which is his current annual base salary.

Effective September 1, 2008, the Compensation Committee approved an increase of 3% in Ms. Knell's annual base salary to $206,000 in order (i) to make her annual base salary more competitive with salaries paid to chief financial officers of California-based companies of similar size and capitalization, and (ii) to recognize and reward Ms. Knell for her past service and individual performance as the Company's Chief Financial Officer. In 2009, however, like the other NEOs, Ms. Knell voluntarily agreed to reduce her annual base salary by 10%, effective February 1, 2009, in conjunction with a 10% "across-the-board" reduction in salaries and wages throughout the Company. As a result, in 2009 Ms. Knell received 1 month of salary, calculated on the basis of an annual rate of $206,000, and 11 months of salary, calculated on the basis of an annual rate of $185,000, which is her current annual base salary.

NON-EQUITY AND EQUITY COMPENSATION. In 2009, the Compensation Committee decided to grant additional equity incentives, in the form of stock options, to each of the NEOs in lieu of the adoption of a cash incentive compensation program. In the view of the Compensation Committee, the grant of equity incentives was preferable to non-equity compensation awards, because (i) the equity incentives would reward the NEOs for efforts and initiatives that increased the market price of the Company's shares, thereby better aligning the interests of the NEOs with those of the Company's stockholders, and (ii) the stock options would vest over a three year period, thereby creating an incentive for the NEOs to remain in the Company's employ over a multi-year period. The Compensation Committee did adopt a cash incentive compensation plan for the NEOs for 2008. However, no cash awards were made under that plan to any of the NEOs because the Company did not achieve the 2008 earnings threshold that had to be met for participants to receive bonus awards under that plan.

Outstanding Equity Awards at Fiscal Year-End

The following table sets forth information regarding unexercised options that had been granted to our NEOs and were outstanding as of the end of fiscal year 2009.

Named Executive Officer	Grant Dates	Number of Shares Underlying Unexercised Options at Year-End		Option Exercise Price ($) [1]	Option Expiration Date
		Exercisable	Unexercisable		
James Musbach	11/15/2006	37,500	12,500 [2]	$ 7.99	11/15/2011
	3/08/2007	7,500	7,500 [3]	$ 8.33	3/08/2012
	3/06/2008	6,666	13,334 [4]	$ 5.20	3/06/2013
	1/27/2009	—	100,000 [5]	$ 1.22	1/27/2014
Thomas R. McGuire	1/08/2004	5,000	--	$ 6.10	1/08/2014
	2/17/2005	3,750	1,250 [6]	$ 7.29	2/17/2015
	2/28/2006	7,500	2,500 [7]	$ 7.25	2/28/2011
	3/08/2007	7,500	7,500 [3]	$ 8.33	3/08/2012
	3/06/2008	6,666	13,334 [4]	$ 5.20	3/06/2013
	3/26/2009	—	20,000 [8]	$ 0.90	3/26/2014
Sandra A. Knell	1/08/2004	5,000	--	$ 6.10	1/08/2014
	2/17/2005	3,750	1,250 [6]	$ 7.29	2/17/2015
	2/28/2006	7,500	2,500 [7]	$ 7.25	2/28/2011
	3/08/2007	7,500	7,500 [3]	$ 8.33	3/08/2012
	3/06/2008	3,333	6,667 [4]	$ 5.20	3/06/2013
	3/26/2009	—	10,000 [8]	$ 0.90	3/26/2014

(1) Represents the closing market price of our common stock on the respective dates of grant.

(2) These options become exercisable on November 15, 2010.

(3) Fifty percent of these options became exercisable on March 8, 2010 and the other fifty percent are scheduled to become exercisable on March 8, 2011.

(4) Fifty percent of these options became exercisable on March 6, 2010 and the other fifty percent are scheduled to become exercisable on March 6, 2011.

(5) One-third of these options became exercisable on January 27, 2010 and the remainder of these options are scheduled to become exercisable, in two equal installments, on January 27, 2011 and January 27, 2012, respectively.

(6) These options became exercisable on February 17, 2010.

(7) These options became exercisable on February 28, 2010.

(8) One-third of these options became exercisable on March 26, 2010 and the remainder of these options are scheduled to become exercisable, in two equal installments, on March 26, 2011 and March 26, 2012, respectively.

Option Exercises in 2009

None of the NEOs exercised any options during 2009.

Pension Benefits

We have not established or provided pension arrangements or post-retirement health coverage for our NEOs or other employees. Our NEOs, as well as all other full time employees, are eligible to participate in our 401(K) defined contribution plan on a non-discriminatory basis. The Company did not make any matching contributions to the 401(K) plan for 2009.

Nonqualified Deferred Compensation Plans

We have not established any nonqualified deferred compensation programs for our NEOs or any other employees.

Severance and Change of Control of Arrangements

We currently do not have employment agreements, severance agreements, change of control agreements or any other form of agreement with our NEOs which provide for the payment of compensation or non-equity awards or the provision of benefits on a termination of employment or as a result of a change of control transaction.

Our stock incentive plans provide that all unvested options or restricted shares, whether held by the NEOs or other employees, will become vested on a change of control of the Company unless the party acquiring control of the Company agrees to assume or substitute comparable equity incentives for those outstanding options on terms approved by the Compensation Committee.

Director Compensation

Only non-employee directors receive compensation for their service on the Board of Directors and Committees of the Board. In 2009, non-employee directors were entitled to receive a retainer of $8,000 per year and a fee of $2,000 for (i) attendance at each Board of Directors' meeting; and (ii) each Committee meeting that was held on a date other than a date on which a Board meeting was held. Non-employee directors were reimbursed for their out-of-pocket expenses incurred in attending those meetings. Pursuant to the Company's stockholder-approved employee stock incentive plans, each year each non-employee director is automatically granted an option to purchase 2,000 shares of common stock at an exercise price that is equal to the per share closing price of the Company's shares on the date of grant, as reported by AMEX. These options become fully exercisable six months after the date of grant. Upon joining the Board, any new non-employee director is granted an option to purchase 2,000 shares, which becomes exercisable in full one year after the date of grant.

The following table sets forth, for each non-employee director, information regarding the cash compensation paid and the stock options granted for service on the Board and its Committees during 2009.

Name	Fees Earned or Paid in Cash (1)	Option Awards ($) (2)	All Other Compensation	Total
John W. Casey	$ 19,500	$ 3,620	—	$ 23,120
Leonard P. Danna	$ 19,500	$ 3,620	—	$ 23,120
Ben A. Frydman	$ 22,500	$ 3,620	—	$ 26,120
Robert S. Throop	$ 26,000	$ 3,620	—	$ 29,620

(1) This column reports the amount of cash compensation received for Board and Committee service in 2009.

(2) Amounts in this column represent the fair values of stock options granted to each director at the date of grant of the options, determined in accordance with FASB ASC 718. The fair values of options were estimated using a binomial option valuation model which incorporates certain assumptions relating to a risk-free market interest rate, expected dividend yield of the Company's common stock, expected option life and expected volatility in the market value of the our common stock. For a additional information regarding the valuation methodology and the assumptions used in the estimation, please refer to Note E, "STOCK OPTIONS AND STOCK PURCHASE PLANS" to the Company's consolidated financial statements included in Item 8 of this Annual Report on Form 10-K.

Item 12. Security Ownership Of Certain Beneficial Owners and Management and Related Stockholder Matters

Security Ownership of Certain Beneficial Owners and Management

The following table sets forth, as of April 21, 2010, information regarding the ownership of the Company's outstanding shares of common stock by (i) each person known to management to own, beneficially or of record, more than five percent (5%) of the outstanding shares of our common stock, (ii) each director and each of the executive officers of the Company, and (ii) all of those directors and officers as a group. As of April 21, 2010, a total of 4,650,331 shares of our common stock were outstanding.

Name and Address of Beneficial Owners	Amount and Nature of Beneficial Ownership (1)	Percent of Shares Outstanding
Thomas R. McGuire 350 Woodview Avenue, Morgan Hill, CA 95037	572,333 (2)	12.2%
Robert E. Robotti(3) Robotti & Company, Incorporated 52 Vanderbilt Avenue, New York, NY 10017	401,421 (3)	9.0%
JB Capital Partners, L.P. Alan W. Weber 5 Evan Place, Armonk, NY 10504	375,100 (4)	8.4%
Dimensional Fund Advisors, LP 1299 Ocean Avenue, Santa Monica, CA 90401	362,939 (5)	8.1%
Lone Star RV Sales, Inc. 14444 North Freeway, Houston, TX 77090	252,900 (6)	5.7%
John W. Casey	39,000 (7)	*
Robert S. Throop	39,000 (7)	*
Ben A. Frydman	27,000 (7)	*
Leonard P. Danna	14,000 (7)	*
James Musbach	219,816 (8)	4.6%
Sandra A. Knell	146,912 (8)	3.1%
Dennis A. Castagnola	120,136 (8)	2.6%
David A. Berger	102,081 (8)	2.2%
All directors and NEOs as a group (9 persons)	1,280,278 (9)	25.7%

** Less than 1%.*

(1) Under SEC rules (i) a person is deemed to be the beneficial owner of shares if that person has, either alone or with others, the power to vote or dispose of those shares; and (ii) if a person is holds options to purchase shares of our common stock, that person will be deemed to be the beneficial owner of the number of those shares that may be purchased by exercise of those options at any time during a 60 day period which, for purposes of this table, will end on June 20, 2010. The number of shares subject to options that are exercisable or may become exercisable during that 60.day period are deemed outstanding for purposes of computing the number of shares beneficially owned by, and the percentage ownership of, the person holding such options, but not for computing the percentage ownership of any other stockholder. Except as otherwise noted in the footnotes below, the persons named in the table have sole voting and dispositive power with respect to all shares shown as beneficially owned by them, subject to community property laws where applicable.

(2) Includes 51,250 shares subject to outstanding stock options exercisable during the 60.day period ending June 20, 2010.

(3) In a report filed by Robert E. Robotti with the SEC on March 28, 2008 (which is the most recent such report filed by Mr. Robotti), of these 401,421 shares of the Company's common stock, Mr. Robotti shares voting and dispositive power with: (i) Robotti & Company, Incorporated as to 5,000 of these shares; (ii) Robotti & Company, LLC, as to 18,950 of these shares, (iii) Robotti Company Advisors LLC as to 14,750 of these shares; (iv) Kenneth R. Wasiak, Ravenswood Management Company, LLC and Ravenswood Investment Company, L.P. as to 241,535 of these shares, and (v) Kenneth R. Wasiak, Ravenswood Management Company, LLC and Ravenswood Investments III, as to 101,186 of these shares. Mr. Robotti also reported that he may be deemed to share beneficial ownership with Suzanne Robotti, Mr. Robotti's wife, as to 20,000 shares, even though the report states that Suzanne Robotti holds sole voting and dispositive power with respect to those 20,000 shares. However, the report also states that each of the above-named persons and entities disclaims beneficial ownership of the shares held by each of the other named persons and entities.

(4) In a report filed with the SEC, JB Capital Partners, L.P. and Alan W. Weber, its general partner, reported that they share voting and dispositive power and, therefore, share beneficial ownership, with respect to 371,100 of these shares and that Mr. Weber is the sole beneficial owner of, with sole voting and dispositive power over, the other 4,000 shares. The report also states that each of JB Capital Partners and Mr. Weber disclaims beneficial ownership in the shares owned by the other, except to the extent of any pecuniary interest that such reporting person has in the shares of the other.

(5) Dimensional Fund Advisors, LP ("DFA") is an investment advisor registered under Section 203 of the Investment Advisors Act of 1940. According to a report filed by DFA with the SEC: (i) these 362,939 shares are owned by four investment companies registered under the Investment Company Act of 1940 and certain commingled group trusts and separate accounts, and (ii) in its capacity as investment advisor to those investment companies and investment manager of those trusts and accounts, DFA exercises sole voting and dispositive power over these shares. However, in that report DFA disclaimed beneficial ownership of these shares.

(6) In a report filed with the SEC, Lone Star RV Sales, Inc. reported that it possesses sole ownership and dispositive power with respect to these shares and that it disclaims beneficial ownership of 13,000 shares owned by Scott Byrne and 10,000 shares owned by Gordon Byrne.

(7)Includes shares subject to outstanding stock options which are or may become exercisable at any time during the 60-day period ending June 20, 2010, as follows: Mr. Casey — 20,000 shares; Mr. Throop — 14,000 shares; Mr. Frydman — 18,000 shares; and Mr. Danna — 14,000 shares.

(8) Includes shares subject to outstanding stock options which are or may become exercisable at any time during the 60.day period ending June 20, 2010, as follows: Mr. Musbach — 95,417 shares; Ms. Knell — 41,250 shares; Mr. Castagnola — 41,250 shares; and Mr. Berger — 41,250 shares.

(9) Includes a total of 336,417 shares subject to outstanding stock options which are or may become exercisable at any time during the 60-day period ending June 20, 2010.

Information Regarding Equity Compensation Plans

The following table provides information relating to our equity compensation plans as of December 31, 2009:

	Column A	Column B	Column C
	Number of Securities to be Issued on Exercise of Outstanding Options	Weighted Average Exercise Price of Outstanding Options	Number of Securities Remaining Available for Future Issuance under Equity Compensation Plans (Excluding Securities Reflected in Column A
Equity compensation plans approved by stockholders			
Stock option and incentive plans	707,667	$ 4.99	223,166
Equity compensation plans not approved by stockholders	—	—	—
	707,667	$ 4.99	223,166

Item 13. Certain Relationships And Related Transactions And Director Independence

During 2009 there were no transactions or any series of similar transactions engaged in by the Company in which any NEO, Director or holder of more than 10% of our common stock, or any member of the immediate family or any affiliates of any of the foregoing persons, had any direct or indirect material interest, nor are there any such transactions currently contemplated by the Company.

Item 14. Principal Accountant Fees and Services

The accounting firm of Burr Pilger Mayer Inc. ("Burr Pilger") served as the Company's independent registered public accounting firm for the years ended December 31, 2009 and 2008.

Audit and Other Services Rendered and Related Fees

AUDIT SERVICES. During fiscal 2009, Burr Pilger rendered audit services to us, which consisted of the annual audit of our consolidated financial statements for the fiscal year ended December 31, 2009 and reviews of our interim consolidated financial statements that were included in our Quarterly Reports on Form 10-Q filed with the SEC for the quarters ended March 31, June 30, and September 30, 2009, respectively. During fiscal 2008, Burr Pilger rendered audit services to us consisting of the annual audit of our consolidated financial statements for the fiscal year ended December 31, 2008 and reviews of our interim consolidated financial statements that were included in our Quarterly Reports on Form 10-Q filed with the SEC for the quarters ended March 31, June 30, and September 30, 2008. Fees paid for those services totaled $255,200 for 2009 and $248,400 for 2008.

AUDIT RELATED SERVICES. During 2009 and 2008 Burr Pilger did not provide any audit related services to us.

OTHER SERVICES. Burr Pilger did not render any tax or any other services to us in fiscal 2009 or 2008.

Audit Committee Pre-Approval Policy

The Audit Committee's policy is to pre-approve services to be performed by the Company's independent registered public accountants in the categories of audit services, audit-related services, tax services and other services. This policy is designed to ensure that the provision of any non-audit services does not impair the independence of the Company's registered public accounting firm. Additionally, the Audit Committee will consider on a case-by-case basis and, if appropriate, approve specific engagements that are not otherwise pre-approved.

Part IV

Item 15. Exhibits and Financial Statements Schedules

(a)The following documents are filed as part of this Report:

(1) ***Financial Statements.*** The Consolidated Financial Statements of The Coast Distribution System, Inc. and Financial Statement Schedules: See Index to Financial Statements on Page 28 of this Report.
(2) ***Financial Statement Schedules.*** Schedule II — Valuation and Qualifying Accounts is set forth at Page 46 of this Report. All other schedules are omitted as the information is not required, is not material or is otherwise furnished.
(3) ***Exhibits.*** See Index to Exhibits, elsewhere in this Report, for a list and description of (i) exhibits previously filed by the Company with the Commission and (ii) the exhibits being filed with this Report.

Signatures

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Company has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

THE COAST DISTRIBUTION SYSTEM, INC.

Dated: March 31, 2010

By: /s/ JAMES MUSBACH

James Musbach
President and Chief Executive Officer

Power of Attorney

Each person whose signature to this Report appears below hereby appoints Thomas R. McGuire, James Musbach and Sandra A. Knell, and each of them, individually, to act severally as attorneys-in-fact and agents, with full power of substitution and resubstitution, for each of them, to sign on his or her behalf, individually and in the capacities stated below, and to file any and all amendments to this Annual Report, which amendment or amendments may make changes and additions as such attorneys-in-fact may deem necessary or appropriate.

Pursuant to the requirements of the Securities Exchange Act of 1934, this Report on Form 10-K has been signed below by the following persons in the capacities and on the dates indicated.

Signature	Title	Date
/s/ JAMES MUSBACH James Musbach	President, Chief Executive Officer and Director (Principal Executive Officer)	March 31, 2010
/s/ THOMAS R. MCGUIRE Thomas R. McGuire	Executive Chairman and Chairman of the Board of Directors	March 31, 2010
/s/ SANDRA A. KNELL Sandra A. Knell	Executive Vice President and Chief Financial Officer (Principal Financial and Principal Accounting Officer)	March 31, 2010
/s/ JOHN W. CASEY John W. Casey	Director	March 31, 2010
/s/ LEONARD P. DANNA Leonard P. Danna	Director	March 31, 2010
/s/ BEN A. FRYDMAN Ben A. Frydman	Director	March 31, 2010
/s/ ROBERT S. THROOP Robert S. Throop	Director	March 31, 2010

Index To Exhibits

Exhibit #	Description of Exhibits
3.1A	Certificate of Incorporation of the Company as filed with the Delaware Secretary of State on July 1, 1997 and as in effect since that date (incorporated by reference to Exhibit B to the Company's Definitive Proxy Statement dated and filed with the SEC on July 3, 1997).
3.3	Amended and Restated Bylaws of the Company effective as of December 19, 2007 (Incorporated by reference to the Exhibit 3.3 to the Company's Current Report on Form 8-K dated December 19, 2007).
4.1	Rights Agreement, dated as of February 3, 2006, between the Company and U.S. Stock Transfer Corporation, which includes, as Exhibit A, a form of Certificate of Designation for the Series A Junior Participating Preferred Stock; as Exhibit B, the Form of Rights Certificate and. As Exhibit C, a Summary of Rights. (Incorporated by reference from the same numbered Exhibit to the Company's Registration Statement on Form 8-A filed with the Commission on February 6, 2006).
10.31	1993 Stock Option and Incentive Plan. (Incorporated by reference to Exhibit 4.3 to the Company's Registration Statement on Form S-8 (File No. 33.64582) filed with the SEC on June 17, 1993).
10.34	Distribution Agreement dated October 11, 1995 between the Company and Recreation Vehicle Products, Inc. (Incorporated by reference to Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q for the Quarter ended September 30, 1995).
10.36	1999 Stock Incentive Plan (Incorporated by reference to Exhibit 10.36 to the Company's Annual Report on Form 10-K for the year ended December 31, 2000).
10.39	Third Amended and Restated Loan & Security Agreement dated as of August 30, 2005 between Coast and certain of its Subsidiaries and Standard Federal Bank NA, LaSalle Business Credit, LLC, and LaSalle Business Credit, a Division of ABN AMRO BANK N.V., Canada Branch. (Incorporated by reference to Exhibit 99.1 to the Company's Current Report on Form 8-K dated August 30, 2005 and filed with the SEC on September 6, 2005).
10.40	2005 Stock Incentive Plan (incorporated by reference to Exhibit 10.1 to the Company's Registration Statement on Form S-8 (File No. 333.136864 filed with the Commission on August 24, 2006).
10.41	Sole Sales and Service Agreement, effective as of April 13, 2006, with Wuxi Kipor Power Co., Ltd., which appointed Coast Distribution as the sole distributor in the North America of Kipor's line of portable and standby generators and certain other products. (Incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K dated April 13, 2006.)
10.44	The Company's 2008 Equity Incentive Plan approved by the Company's stockholders (incorporated by reference to Appendix A to the Company's definitive Proxy Statement filed with the SEC on July 22, 2008).
10.45	Fourth Amendment and Waiver, dated as of March 27, 2008, entered into by the Company and Bank of America, N. A., amending certain of the terms and provisions of the Loan and Security Agreement for the Company's revolving bank credit line. (Incorporated by reference to the same numbered Exhibit to the Annual Report on Form 10-K for the year ended December 31, 2008, filed with the Commission on March 31, 2009.)
10.46	Fifth Amendment to Third Amended & Restated Loan and Security Agreement entered into November 30, 2009 by The Coast Distribution System, Inc. and Bank of America, N. A. (Incorporated by reference to Exhibit 10.46 to the Company's Current Report on Form 8-K dated November 30, 2009.)
21	Subsidiaries of Registrant
23.1	Consent of Burr Pilger Mayer, Inc., Independent Registered Public Accounting Firm
24	Power of Attorney — Included on Signature Page.

Index To Exhibits

31.1	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
31.2	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
32.1	Certification of Chief Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
32.2	Certification of Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

Exhibit 21

Subsidiaries Of Registrant

Name and State or other Jurisdiction of Incorporation	Registrant's Percentage Ownership
U. S. Subsidiaries	
C/P Products Corp, an Indiana corporation	100%
United Sales and Warehouse of Texas, Inc., a Texas corporation	100%
Foreign Subsidiaries:	
The Coast Distribution System (Canada) Inc., Quebec, Canada	100%
Ai-wek a.k.a Eurasia Recreational Vehicle Accessories Taiwan Company	100%

In accordance with the instructions set forth in Paragraph (b) of Item 601 of Regulation S-K, there have been omitted one U.S. subsidiary and four foreign subsidiaries that, if considered in the aggregate as a single subsidiary, would not have constituted a significant subsidiary as of December 31, 2009.

Exhibit 23.1

Consent Of Independent Registered Public Accounting Firm

We have issued our report dated March 29, 2010, accompanying the consolidated financial statements and schedule of The Coast Distribution System, Inc. and Subsidiaries (the Company) for the years ended December 31, 2009, 2008 and 2007 included in the Company's Annual Report on Form 10-K for the year ended December 31, 2009. We hereby consent to the incorporation by reference of that report in the Company's Registration Statements on Forms S-8 (File Nos. 33-10769, 33-15322, 33-18696, 33-64582, 333-55933, 333-55941, 333-52876 and 333-136864).

/s/ Burr Pilger Mayer, Inc.

San Francisco, California
March 31, 2010

Exhibit 31.1

Certifications Of Chief Executive Officer Under Section 302 Of The Sarbanes-Oxley Act

I, James Musbach, certify that:

1. I have reviewed this annual report on Form 10-K of The Coast Distribution System, Inc.;

2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and we have:

(a) designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b) designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

(c) evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures as of the end of the period covered by this report based on such evaluation; and

(d) disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fourth fiscal quarter that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent function):

(a) all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

(b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Dated: March 31, 2010

By: /s/ JAMES MUSBACH

James Musbach
President and Chief Executive Officer

Certifications Of Chief Financial Officer Under Section 302 Of The Sarbanes-Oxley Act

I, Sandra A. Knell, certify that:

1 .I have reviewed this annual report on Form 10-K of The Coast Distribution System, Inc.;

2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and we have:

(a) designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b) designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

(c) evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures as of the end of the period covered by this report based on such evaluation; and

(d) disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fourth fiscal quarter that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent function):

(a) all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

(b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Dated: March 31, 2010

By: /s/ SANDRA A. KNELL

Sandra A. Knell
Executive Vice President and Chief Financial Officer

Exhibit 32.1

THE COAST DISTRIBUTION SYSTEM, INC.
Annual Report on Form 10-K
for the Year ended December 31, 2009

Certification Of Chief Executive Officer

Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
The undersigned, hereby certifies that: (i) the Annual Report of The Coast Distribution System, Inc. (the "Company"), for the year ended December 31, 2009, filed on Form 10-K with the Securities and Exchange Commission (the "Annual Report"), to which this Certification is an Exhibit, fully complies with the applicable requirements of Section 13(a) or 15(d) of the Exchange Act; and (ii) the information contained in this Annual Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Dated: March 31, 2010

By: /s/ JAMES MUSBACH

James Musbach
President and Chief Executive Officer

A signed original of this written statement required by Section 906 has been provided to The Coast Distribution System, Inc. and will be retained by The Coast Distribution System, Inc. and furnished to the Securities and Exchange Commission or its staff upon request.

Exhibit 32.2

THE COAST DISTRIBUTION SYSTEM, INC.
Annual Report on Form 10-K
for the Year ended December 31, 2009

Certification Of Chief Financial Officer

Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
The undersigned, hereby certifies that: (i) the Annual Report of The Coast Distribution System, Inc. (the "Company"), for the year ended December 31, 2009, filed on Form 10-K with the Securities and Exchange Commission (the "Annual Report"), to which this Certification is an Exhibit, fully complies with the applicable requirements of Section 13(a) or 15(d) of the Exchange Act; and (ii) the information contained in this Annual Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Dated: March 31, 2010

By: /s/ SANDRA A. KNELL

Sandra A. Knell
Executive Vice President and Chief Financial Officer

A signed original of this written statement required by Section 906 has been provided to The Coast Distribution System, Inc. and will be retained by The Coast Distribution System, Inc. and furnished to the Securities and Exchange Commission or its staff upon request.

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Board of Directors

John W. Casey
Retired President and
Chief Executive Officer
Shurflo Pump Manufacturing Company

Leonard P. Danna
Certified Public Accountant
Vavrinek, Trine, Day & Co., LLP

Ben A. Frydman
Attorney-at-Law
Stradling, Yocca, Carlson, & Rauth

Thomas R. McGuire
Chairman of the Board of Directors
The Coast Distribution System, Inc.

James Musbach
President and Chief Executive Officer
The Coast Distribution System, Inc.

Robert S. Throop
Retired Chairman of the Board
and Chief Executive Officer
Anthem Electronics, Inc.

Executive Management Team

Thomas R. McGuire
Executive Chairman and
Chairman of the Board of Directors

James Musbach
President, Chief Executive Officer
and Director

Sandra A. Knell
Executive Vice President,
Chief Financial Officer and Secretary

David A. Berger
Executive Vice President – Operations

Dennis A. Catagnola
Executive Vice President –
Proprietary Products

Stephan C. Lussier
President
The Coast Distribution System (Canada), Inc.

Corporate Headquarters

The Coast Distribution System, Inc.
350 Woodview Ave
Morgan Hill, CA 95037
www.coastdistribution.com

Transfer Agent & Registrar

Computershare Trust Company, N.A.
250 Royall Street
Canton, MA 02021
800-962-4284
www.computershare.com

Investor Contact

Jeff Tryka, CFA
Lambert, Edwards & Associates
47 Commerce Avenue S.W.
Grand Rapids, MI 49503
616-233-0500
jtryka@lambert-edwards.com

The Coast Distribution System, Inc. 350 Woodview Ave. Morgan Hill, CA 95037 www.coastdistribution.com

